SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2016 to December 31, 2016)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	April 2014	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2014
April 2015
June 2016
September 2016
	March 2014	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2015
April 2016
	March 2014	AA	Korea Ratings Corporation (AAA ~ D)
September 2014
May 2015
April 2016
September 2016

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)

Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2016	A1	Korea Ratings Corporation, Inc. (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation, Inc. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

ø ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2016)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2016.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of December 31, 2016)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2016	2015	2014
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won)(1)		906,713	966,553	904,268
Earnings per share (Won)(2)		2,534	2,701	2,527

Total cash dividend amount for the period (million Won)		178,908	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		19.73%	18.51%	19.78%
Cash dividend yield (%)(4)	Common shares	1.58%	1.97%	1.47%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2016, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2016, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2016 consolidated operating results highlights

(Unit: In billions of Won)
2016	Display business
Sales Revenue	26,504
Gross Profit	3,750
Operating Profit	1,311

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2016	2015	2014
Panels for Televisions(1)	28.2%	25.4%	25.0%
Panels for Monitors	36.6%	39.0%	32.7%
Panels for Notebook Computers	27.8%	27.3%	27.5%
Panels for Tablet Computers	24.1%	22.5%	27.0%

Total	29.4%	27.7%	26.9%

Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD”) OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition Ultra HD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2016 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	24,699 (93.1%)
		Display panel (Korea(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,825 (6.9%)

Total					26,504 (100.0%)

•	Period: January 1, 2016 ~ December 31, 2016.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2016 increased by approximately 16% compared to the third quarter of 2016 due to a general increase in average selling prices particularly of large-sized products and improvements in our product mix, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)
Description	2016 Q4	2016 Q3	2016 Q2	2016 Q1
Display panel(1)(2)	642	555	504	525

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	3,028	20.9%	HeeSung Electronics, etc.
		Polarizers		2,276	15.7%	LG Chem, etc.
		Glass		1,626	11.3%	NEG, Asahi Glass, etc.
		Printed circuit boards		1,522	10.5%	Korea SMT, etc.
		Others		6,022	41.6%

Total				14,473	100.0%

•	Period: January 1, 2016 ~ December 31, 2016.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016(1)	2015(1)	2014(1)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	9,906	9,781	9,573

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016	2015	2014
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	8,996	8,609	8,425

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)
Production facilities	Available working hours in 2016		Actual working hours in 2016		Average utilization ratio
Gumi	8,784 (366 days	(1) )(2)	8,620 (359 days	(1) )(2)	98.1%
Paju	8,784 (366 days	(1) )(2)	8,760 (365 days	(1) )(2)	99.7%
Guangzhou	8,784 (366 days	(1) )(2)	8,784 (366 days	(1) )(2)	100.0%
Ochang	8,784 (366 days	(1) )(2)	7,632 (318 days	(1) )(2)	86.9%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2016, our total capital expenditures on a cash out basis was ~~W~~3.7 trillion. Our total capital expenditures on a cash out basis in 2016 was higher than in 2015, primarily to fund the expansion of our large-sized and small- and medium-sized OLED panel production capacities and construction of our P10 fabrication facility in Paju, Korea. In 2017, we plan to continue capital expenditures to lead the market for OLED panels, prepare for mass production of future display products and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2016	2015	2014
Display	Products, etc.	Display panel	Overseas(1)	24,679	26,166	23,847
			Korea(1)	1,825	2,218	2,608

			Total	26,504	28,384	26,456

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of December 31, 2016, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, commercial (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and CEC Panda.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	During the reporting period, we entered into an aggregate of US$200 million in Won/US$ forward foreign exchange contracts with Crédit Agricole and NongHyup Bank, which contracts were settled on December 8, 2016.

•	As of December 31, 2016, we had no amounts outstanding under any contract for currency related derivative products.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~4,223 million with respect to currency derivative instruments during the reporting period.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of December 31, 2016, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~228 million with respect to interest rate derivative instruments held as of December 31, 2016.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

	(Unit: In millions of Won, except percentages)
	Items	2016	2015	2014
	Material Cost	677,423	679,603	762,008
	Labor Cost	479,650	510,455	542,857
	Depreciation Expense	136,826	196,799	249,306
	Others	129,348	159,983	233,422

	Total R&D-Related Expenditures	1,423,247	1,546,840	1,787,593

Accounting Treatment(1)	Selling & Administrative Expenses	880,794	995,336	987,594
	Manufacturing Cost	220,165	324,437	532,918
	Development Cost (Intangible Assets)	322,288	227,067	267,081
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		5.4%	5.4%	6.8%

(1)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs, and the amounts for 2014 and 2015 have been restated.

B.	R&D achievements

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch Full HD (“FHD”))

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first four-sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first Low Temperature Polycrystalline Silicon (“LTPS”) Advanced High Performance IPS (“AH-IPS”) photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS Quad HD (“QHD”) smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD Gate in Panel (“GIP”)/Double Rate Driving (“DRD”) product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first in-TOUCH LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first in-TOUCH a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four-sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first four-sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 µm (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four-sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four-sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four-sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed our first 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (“HDR”))

(7)	Developed our first Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four-sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four-sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four-sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed our first 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smart phone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed our first 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first UHD DRD product (50-inch UHD)

•	Utilized UHD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smart phone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

10.	Intellectual Property

As of December 31, 2016, our cumulative patent portfolio (including patents that have already expired) included a total of 31,329 patents, consisting of 14,828 in Korea and 16,501 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2015 to the Korean government (i.e., the Ministry of Environment) in March 2016 after it was certified by the Korean Foundation for Quality, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2015	2014	2013
Greenhouse gases	7,348	7,537	6,922
Energy	60,146	60,002	61,092

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. In 2016, we were assessed an additional fine of ~~W~~10 million in connection with such accidental exposure for other violations of the Occupational Health and Safety Act. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	10,484,186	9,531,634	9,240,629
Quick assets	8,196,401	7,179,965	6,486,531
Inventories	2,287,785	2,351,669	2,754,098
Non-current assets	14,400,150	13,045,526	13,726,394
Investments in equity accounted investees	172,683	384,755	407,644
Property, plant and equipment, net	12,031,449	10,546,020	11,402,866
Intangible assets	894,937	838,730	576,670
Other non-current assets	1,301,081	1,276,021	1,339,214

Total assets	24,884,336	22,577,160	22,967,023

Current liabilities	7,058,219	6,606,712	7,549,556
Non-current liabilities	4,363,729	3,265,492	3,634,057

Total liabilities	11,421,948	9,872,204	11,183,613

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,004,283	8,158,526	7,455,063
Other equity	(88,478)	(5,766)	(63,843)
Non-controlling interest	506,391	512,004	351,998

Total equity	13,462,388	12,704,956	11,783,410

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	26,504,074	28,383,884	26,455,529
Operating profit	1,311,416	1,625,566	1,357,255
Operating profit from continuing operations	931,508	1,023,456	917,404
Profit for the period	931,508	1,023,456	917,404
Profit attributable to:
Owners of the Company	906,713	966,553	904,268
Non-controlling interest	24,795	56,903	13,136
Basic earnings per share	2,534	2,701	2,527
Diluted earnings per share	2,534	2,701	2,527
Number of consolidated entities	19	18	18

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	8,712,575	8,246,330	8,291,088
Quick assets	7,005,592	6,396,117	6,244,413
Inventories	1,706,983	1,850,213	2,046,675
Non-current assets	13,100,175	11,964,363	12,720,749
Investments	2,656,026	2,543,205	2,301,881
Property, plant and equipment, net	8,757,973	7,719,022	8,700,301
Intangible assets	673,966	607,398	548,078
Other non-current assets	1,012,210	1,094,738	1,170,489

Total assets	21,812,750	20,210,693	21,011,837

Current liabilities	6,176,344	6,505,979	7,550,330
Non-current liabilities	3,400,959	2,375,131	2,837,432

Total liabilities	9,577,303	8,881,110	10,387,762

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,195,255	7,289,333	6,583,607
Reserves	0	58	276

Total equity	12,235,447	11,329,583	10,624,075

(Unit: In millions of Won, except for per share data)
Description	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	24,419,295	25,856,426	25,383,670
Operating profit	709,138	770,856	984,790
Operating profit from continuing operations	967,078	968,209	973,118
Profit for the period	967,078	968,209	973,118
Basic earnings per share	2,703	2,706	2,720
Diluted earnings per share	2,703	2,706	2,720

C.	Consolidated subsidiaries (as of December 31, 2016)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%

D.	Status of equity investments (as of December 31, 2016)

(1)	Consolidated subsidiaries

Company(1)	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,156	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd.(2)	VND	2,187,870	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd. (3)	CNY	637	July 1, 2016	100%

Changes since December 31, 2015:

(1)	In March 2016, we completed the liquidation of LG Display U.S.A. Inc. We recovered ~~W~~380 million and recorded ~~W~~152 million, the excess over carrying value, as finance income.
(2)	In May 2016, LG Display Vietnam Haiphong Co., Ltd. was formed in Haiphong, Vietnam for the establishment of our overseas module production infrastructure. Our shareholding in such company as of June 30, 2016 was 100%.
(3)	In July 2016, Suzhou Raken Technology Co., Ltd., which was under the common control of AmTRAN Technology Co., Ltd. and us, spun-off Suzhou Lehui Display Co., Ltd. as a newly-formed entity. We acquired a 100% interest in the newly-formed Suzhou Lehui Display Co., Ltd. through a stock-swap with AmTRAN Technology Co., Ltd. in which AmTRAN Technology Co., Ltd. acquired a 100% interest in Suzhou Raken Technology Co., Ltd.

(2)	Affiliated companies

Company(1)	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	52,750	January 2005	40%
New Optics Ltd.	~~W~~	40,045	August 2005	46%
Invenia Co., Ltd. (formerly LIG Invenia Co., Ltd.)	~~W~~	2,450	January 2001	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)(2)	~~W~~	8,627	June 2008	14%
LB Gemini New Growth Fund No. 16(3)	~~W~~	8,647	December 2009	31%
Can Yang Investments Limited	~~W~~	5,580	January 2010	9%
YAS Co., Ltd. (4)	~~W~~	9,883	April 2002	18%
Narae Nanotech Corporation	~~W~~	23,717	December 1995	23%
Avatec Co., Ltd.(5)	~~W~~	20,984	August 2000	17%
Arctic Sentinel, Inc. (formerly Fuhu, Inc.)		—	June 2008	10%

Changes since December 31, 2015:

(1)	During the reporting period, we divested our entire shareholding interest in AVACO Co., Ltd. for ~~W~~16,756 million and recorded finance income of ~~W~~4,290 million representing the difference above book value. During the reporting period, we divested our entire shareholding interest in TLI Co., Ltd. We recovered ~~W~~7,839 million and recorded ~~W~~3,064 million, the excess over carrying value, as finance income.

(2)	During the first half of 2016, Wooree E&L Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 21% as of December 31, 2015 to 14% as of December 31, 2016. As of December 31, 2016, we determined that the recoverability of such investment was uncertain and we recognized an impairment loss of ~~W~~1,632 million, an amount equal to the difference between the carrying amount and the recoverable amount of such investment, which loss was categorized as finance costs.
(3)	In February and June 2016, we redeemed from LB Gemini New Growth Fund No. 16 our principal investment of ~~W~~2,820 million and ~~W~~2,330 million, respectively. The redemption did not affect our shareholding percentage interest, and our total subscription commitment is ~~W~~30,000 million.
(4)	During the reporting period, YAS Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 19% as of December 31, 2015 to 18% as of December 31, 2016.
(5)	During the reporting period, Avatec Co., Ltd. retired treasury stock. As a result, our shareholding percentage interest in such company increased from 16% as of December 31, 2015 to 17% as of June 30, 2016.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)
Description	2016	2015	2014
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,020 (440)(2)	990 (400)(2)	910 (326)(2)
Time required	18,291	17,530	16,380

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2016, the display industry faced difficulties during the first half due to the effects of a decline in panel prices, but we remained profitable through cost-cutting activities and expansion of high value-added differentiated products within our product mix, and our earnings improved in the second half as the market recovered and complemented our efforts from the first half.

With respect to each of our business areas:

•	Television. In this business area, we expanded our offering of Ultra HD television panels with IPS and M+ technologies. Ultra HD television panels accounted for approximately 37% of our sales volume in this business area in 2016 compared to approximately 20% in 2015.

•	IT. In this business area, we expanded the proportion of premium panels with IPS, high definition and low power consumption features based on IPS and Oxide technology among monitor panels and notebook panels. In the case of mobile panels, the proportion of in-TOUCH technology-based panels among smartphone panels increased to 91% in 2016.

•	OLED. We achieved expansion in this business area by increasing our OLED panel production capacities and launching new products. We increased production of large-sized OLED television panels while solidifying our foundation in the market for small- and medium-sized OLED panels by introducing new panels for smartphones and wearable devices and making additional investments in our sixth generation small- and medium-sized panel production facilities.

In addition, our new business areas continued to strengthen and sales of panels for automotive, signage and industrial applications increased by approximately 33% from 2015 to 2016.

C.	Financial condition and results of operations

(1)	Results of operations

In 2016, the display industry faced a persistently difficult business environment during the first half due to growing global competition and excess supply. We were able to remain profitable by increasing the proportion of differentiated products, such as Ultra HD television panels, television panels utilizing M+ technology, IT panel products utilizing IPS technology and high-definition mobile panels and other differentiated display panels, and earnings improvement increased in the second half as panel prices began a recovery.

By business area:

•	Television. Amid a continuing trend toward larger display panels, our total display area shipped increased by approximately 7% from 2015 to 2016 as we expanded our offering of premium panel products including OLED television panels and Ultra HD television panels. In addition, the number of OLED panels we shipped increased by approximately 115% from 2015 to 2016 due to the increase of our OLED panel production capacities and an expansion of our customer base.

•	IT. In this business area, we expanded the proportion of premium panels with high definition, large screen sizes and hybrid features and, in the case of mobile panels, we increased the proportion of high-end products based on our proprietary differentiated technology including in-TOUCH.

As a result, through our increasing the proportion of differentiated products based on optimized productivity and technology and product competitiveness, we increased our profitability and were able to sustain our market leading and competitively advantageous position.

	(Unit: In millions of Won)
Description	2016	2015	Changes
			Amount	Percentage
Revenue	26,504,074	28,383,884	(1,879,810)	(6.6)%
Operating profit	1,311,416	1,625,566	(314,150)	(19.3)%
Profit before income tax	1,316,233	1,433,982	(117,749)	(8.2)%
Profit for the period	931,508	1,023,456	(91,948)	(9.0)%

(a)	Revenue and cost of sales

Our cost of sales as a percentage of revenue increased by 1.05 percentage points from 84.8% in 2015 to 85.85% in 2016 primarily due to cost increases attributable to the increased proportion of premium products such as OLED television panels and Ultra HD panels in our product mix and the decrease in revenue attributable to the sudden drop in panel prices that continued through the first half of 2016, despite our continued efforts to reduce costs.

	(Unit: In millions of Won, except percentages)
Description	2016	2015	Changes
			Amount	Percentage
Revenue	26,504,074	28,383,884	(1,879,810)	(6.6)%
Cost of sales	22,754,270	24,069,572	(1,315,302)	(5.5)%
Gross profit	3,749,804	4,314,312	(564,508)	(13.1)%
Cost of sales as a percentage of sales	85.85%	84.8%	1.05%	N/A

(b)	Sales by category

Revenue attributable to sales of panels exhibited varying trends by product category according to changes in product mix, customers and market conditions.

Categories	2016	2015	Difference
Panels for televisions	38.2%	38.2%	0.0%
Panels for desktop monitors	15.2%	16.0%	(0.8)%
Panels for notebook computers	9.0%	8.8%	0.2%
Panels for tablet computers	10.2%	8.9%	1.3%
Panels for mobile applications and others	27.4%	28.1%	(0.7)%

(d)	Production capacity

Our annual production capacity increased by approximately 1.3% in 2016 compared to 2015, in large part due to capacity increases in China in anticipation of the global trend toward increased demand for larger display panels.

(2)	Financial condition

Our current assets increased by ~~W~~953 billion from ~~W~~9,532 billion as of December 31, 2015 to ~~W~~10,484 billion as of December 31, 2016, and our non-current assets increased by ~~W~~1,355 billion from ~~W~~13,046 billion as of December 31, 2015 to ~~W~~14,400 billion as of December 31, 2016. Our current liabilities increased by ~~W~~452 billion from ~~W~~6,607 billion as of December 31, 2015 to ~~W~~7,058 billion as of December 31, 2016, and our non-current liabilities increased by ~~W~~1,098 billion from ~~W~~3,265 billion as of December 31, 2015 to ~~W~~4,364 billion as of December 31, 2016. Our total equity increased by ~~W~~757 billion from ~~W~~12,705 billion as of December 31, 2015 to ~~W~~13,462 billion as of December 31, 2016, which mainly reflected the profit for the period and dividends.

	(Unit: In millions of Won)
Description	2016	2015	Changes
			Amount	Percentage
Current assets	10,484,186	9,531,634	952,552	10.0%
Non-current assets	14,400,150	13,045,526	1,354,624	10.4%

Total assets	24,884,336	22,577,160	2,307,176	10.2%

Current liabilities	7,058,219	6,606,712	451,507	6.8%
Non-current liabilities	4,363,729	3,265,492	1,098,237	33.6%

Total liabilities	11,421,948	9,872,204	1,549,744	15.7%

Share capital	1,789,079	1,789,079	0	0.0%
Share premium	2,251,113	2,251,113	0	0.0%
Retained earnings	9,004,283	8,158,526	845,757	10.4%
Reserves	(88,478)	(5,766)	(82,712)	1,434.5%
Non-controlling interest	506,391	512,004	(5,613)	(1.1)%

Total equity	13,462,388	12,704,956	757,432	6.0%

Total liabilities and equity	24,884,336	22,577,160	2,307,176	10.2%

Due in part to steady consumption of our inventories in the fourth quarter of 2016 and changes to our product mix in anticipation of weakening demand in the first half of 2017, our inventory decreased slightly by ~~W~~64 billion from ~~W~~2,352 billion as of December 31, 2015 to ~~W~~2,288 billion as of December 31, 2016.

Net trade accounts and notes receivable as of December 31, 2016 was ~~W~~4,958 billion, an increase of ~~W~~860 billion from net trade accounts and notes receivable as of December 31, 2015. Such increase was attributable mainly to a decrease in trade accounts and notes receivable which were sold to financial institutions, but current and outstanding, from approximately ~~W~~291 billion as of December 31, 2015 to nil as of December 31, 2016, as well as an increase in the collection period of accounts receivable and the effect of changes in exchange rates.

The book value of our total tangible assets as of December 31, 2016 was ~~W~~12,031 billion, an increase of ~~W~~1,485 billion from the book value of our total tangible assets as of December 31, 2015. The increase was primarily due to investments in production facilities, business combinations and the effect of changes in exchange rates, which outpaced the effect of depreciation of certain of our existing production facilities.

Trade accounts and notes payable as of December 31, 2016 was ~~W~~2,877 billion, an increase of ~~W~~113 billion from trade accounts and notes payable as of December 31, 2015.

Other accounts payable as of December 31, 2016 was ~~W~~2,450 billion, an increase of ~~W~~950 billion from other accounts payable as of December 31, 2015.

D.	Liquidity and capital resources

(1)	Liquidity

As of December 31, 2016, we had ~~W~~2,751 billion in liquid funds, consisting of cash and cash equivalents, deposits in banks, other current financial assets (including available-for-sale financial assets, security deposits, and short-term loans, but excluding allowance for bad debts), an increase of ~~W~~222 billion from ~~W~~2,529 billion as of December 31, 2015.

(Unit: In millions of Won)
Description	2016	2015
Cash and cash equivalents	1,558,696	751,662
Deposits in banks	1,163,750	1,772,337
Other current financial assets	28,016	4,904

Total	2,750,462	2,528,903

(2)	Financial liabilities and capital resources

(a)	Financial liabilities

(Unit: In millions of Won)
Description	2016	2015
Current financial liabilities	667,909	1,416,112
Non-current financial liabilities	4,111,333	2,808,204

Total	4,779,242	4,224,316

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2016.

(Unit: In millions of Won or millions of other currency)
Categories	Interest rate as of December 31, 2016 (%)	2016	2015
Short-term borrowings	6-month LIBOR + 0.62	113,209	—
Long-term debt denominated in Won	3-year government bond interest rate - 1.25, 2.75	2,991	4,452
	CD interest rate (91 days) + 0.30	200,000	200,000
	Industrial finance bond (3-year) + 0.55 Industrial finance bond (5-year) + 0.60 CD interest rate (91 days) + 0.64 CD interest rate (91 days) + 0.74	620,000	—
Long-term debt denominated in foreign currencies	3-month LIBOR + 0.55~1.40	1,027,225	879,000
	6-month LIBOR + 0.62	8,469	—
	US$: 3-month LIBOR + 2.00 / RMB: 4.28	926,058	854,654
Bonds denominated in Won	1.73~3.73	1,885,000 (OID: 4,182)	2,290,000 (OID: 3,875)

Total		4,778,770	4,224,231

Set forth below are the cash flows on our borrowings by maturity.

	(Unit: In millions of Won or millions of other currency)
Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Secured borrowings	700,820	744,323	12,447	12,653	430,698	288,525	—
Unsecured borrowings	2,197,132	2,307,718	322,139	21,451	639,176	1,263,210	61,742
Unsecured bonds	1,880,818	1,999,690	204,327	211,498	536,350	966,390	81,095

Total	4,778,770	5,051,701	538,913	245,602	1,606,224	2,518,125	142,837

(3)	Cash usage

In 2016, our net cash from operating activities amounted to ~~W~~3,641 billion, our net cash provided by financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate debentures, amounted to ~~W~~308 billion, and our net cash used in investing activities, including the acquisition of tangible assets and our acquisition of investments in equity accounted investees, amounted to ~~W~~3,189 billion.

In 2016, our capital expenditures on a cash out basis was ~~W~~3.7 trillion. Our total capital expenditures on a cash out basis in 2016 was higher than in 2015, primarily to fund the expansion of our large-sized and small- and medium-sized OLED panel production capacities and construction of our P10 fabrication facility in Paju, Korea.

	(Unit: In millions of Won)
Description	2016	2015	Changes
Net cash provided by operating activities	3,640,906	2,726,577	914,329
Net cash used in investing activities	(3,189,182)	(2,731,929)	(457,253)
Net cash provided by (used in) financing activities	307,947	(174,498)	482,445
Cash and cash equivalents at December 31,	1,558,696	751,622	807,034

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2016 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2016)

Name	Position	Primary responsibility
Yu Sig Kang(1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park(2)	Outside Director	Related to the overall management
Sung-Sik Hwang(3)	Outside Director	Related to the overall management
Kun Tai Han(4)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Management Development Institute, a member company of the LG Group.
(2)	Joon Park was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 11, 2016.
(3)	Sung-Sik Hwang is also the president of Samchully Co., Ltd.
(4)	Kun Tai Han was appointed as an outside director at the annual general meeting of shareholders held on March 11, 2016. Mr. Han is also the chief executive officer of Hans Consulting.

As of the date of this report, our board of directors consists of two non-outside directors, one non-standing director and four outside directors.

(As of the date of this report)

Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sangdon Kim(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun-Hwoi Ha(2)	Director (non-standing)	Related to the overall management
Jin Jang(3)	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han(4)	Outside Director	Related to the overall management

(1)	Sangdon Kim was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 23, 2017.

(2)	Hyun-Hwoi Ha was appointed as a non-standing director at the annual general meeting of shareholders held on March 23, 2017. Mr. Ha is also the chief executive officer of LG Corp., a non-standing director of LG Hausys, Ltd., a non-standing director of LG International Corp., a non-standing director of LG Uplus Corp., a non-standing director of LG Economic Research Institute and a non-standing director of LG CNS Co., Ltd.
(3)	Jin Jang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 23, 2017. Mr. Jang is also the chief executive officer of Silicon Display Co., Ltd.
(4)	Kun Tai Han is also the chief executive officer of Hans Consulting.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Boem Han and Sangdon Kim. As of December 31, 2016, the composition of the Audit Committee and the Outside Director Nomination Committee was as follows.

(As of December 31, 2016)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park(1), Jin Jang, Sung-Sik Hwang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang, Sung-Sik Hwang(2)

(1)	Joon Park was reappointed for another term as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 11, 2016. Joon Park is the chairman of the audit committee.
(2)	Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 26, 2016.

As of March 8, 2017, the composition of the Outside Director Nomination Committee was as follows.

(As of March 8, 2017)
Committee	Composition	Member
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Joon Park(1), Sung-Sik Hwang

(1)	Joon Park was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 23, 2017.

As of the date of this report, the composition of the Audit Committee is as follows.

(As of the date of this report)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Joon Park, Kun Tai Han(2)

(1)	Sung-Sik Hwang is the audit committee chairman.
(2)	Kun Tai Han was appointed as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 23, 2017.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2016): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2016): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2016:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	23,014	0.0%
Sangdon Kim	Related Party	2,500	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of December 31, 2016:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	36,951,779	10.33%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2016

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	2,717	(3)	906
Outside directors who are not audit committee members	1	65		65
Outside directors who are audit committee members	3	234		78

Total	7	3,016		431

(1)	Number of directors as at December 31, 2016.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang did not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2016.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2016

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Representative Director	2,166	—
Sangdon Kim	Director	551	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•       ~~W~~2,166 million (consisting of ~~W~~1,397 million in salary and ~~W~~769 million in bonus).

Salary

•       Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

•       Annual salary is equally divided and paid on a monthly basis.

Bonus

•       Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•       Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium-to long-term expectations, leadership and other contributions.

•       Financial indicators: For the year ended December 31, 2015, revenue was ~~W~~28,384 billion, which was a 7% improvement compared to the previous year’s revenue, and operating profit was ~~W~~1,626 billion, which was a 20% improvement compared to the previous year’s operating profit.

•       Non-financial indicators: We maintained industry-leading technology through the continual release of differentiated technologies and products while improving profit margins and market position and Mr. Han showed leadership in leading us.

Sangdon Kim

Total remuneration

•       ~~W~~551 million (consisting of ~~W~~388 million in salary and ~~W~~163 million in bonus).

Salary

•       Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

•       Annual salary is equally divided and paid on a monthly basis.

Bonus

•       Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•       Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium-to long-term expectations, leadership and other contributions.

•       Financial indicators: For the year ended December 31, 2015, revenue was ~~W~~28,384 billion, which was a 7% improvement compared to the previous year’s revenue, and operating profit was ~~W~~1,626 billion, which was a 20% improvement compared to the previous year’s operating profit.

•       Non-financial indictors: As chief financial officer, Mr. Kim actively endeavored to firmly establish a companywide risk management system and optimize our performance management system, while driving advances in our core processes and infrastructure.

(3)	Stock options

Not applicable.

B.	Employees

As of December 31, 2016, we had 32,118 employees (excluding our executive officers). On average, our male employees have served 8.7 years and our female employees have served 6.9 years. The total amount of salary paid to our employees for the year ended December 31, 2016 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,721,680 million for our male employees and ~~W~~436,113 million for our female employees. The following table provides details of our employees as of December 31, 2016:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2016(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,597	1,721,680	73	8.7
Female	8,521	436,113	51	6.9

Total	32,118	2,157,793	67	8.2

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2016 was ~~W~~369,775 million and the per capita welfare benefit provided was ~~W~~11.5 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,766, female: 8,690) for the year ended December 31, 2016.

18.	Other Matters

A.	Legal proceedings

In November 2016, Vesper Technology Research LLC filed a new patent infringement action against us, LG Display America, Inc. and others in the U.S. District Court for the Eastern District of Texas. Arguments are being heard in court proceedings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position of the Group as of December 31, 2016 and 2015, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with K-IFRS.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2017

This report is effective as of February 21, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Assets
Cash and cash equivalents	6, 13	~~W~~	1,558,696	751,662
Deposits in banks	6, 13		1,163,750	1,772,337
Trade accounts and notes receivable, net	7, 13, 17, 19		4,957,993	4,097,836
Other accounts receivable, net	7, 13		143,592	105,815
Other current financial assets	8, 13		28,016	4,904
Inventories	9		2,287,785	2,351,669
Prepaid income taxes			592	3,469
Other current assets	7		343,762	443,942

Total current assets			10,484,186	9,531,634

Deposits in banks	6, 13		13	13
Investments in equity accounted investees	10		172,683	384,755
Other non-current financial assets	8, 13		74,633	49,732
Property, plant and equipment, net	11, 20		12,031,449	10,546,020
Intangible assets, net	12, 20		894,937	838,730
Deferred tax assets	28		867,011	930,629
Other non-current assets	7		359,424	295,647

Total non-current assets			14,400,150	13,045,526

Total assets		~~W~~	24,884,336	22,577,160

Liabilities
Trade accounts and notes payable	13, 19	~~W~~	2,877,326	2,764,694
Current financial liabilities	13, 14		667,909	1,416,112
Other accounts payable	13		2,449,517	1,499,722
Accrued expenses			639,629	633,113
Income tax payable			257,082	91,726
Provisions	16		55,972	109,897
Advances received			61,818	51,127
Other current liabilities	16		48,966	40,321

Total current liabilities			7,058,219	6,606,712

Non-current financial liabilities	13, 14		4,111,333	2,808,204
Non-current provisions	16		8,155	11,817
Defined benefit liabilities, net	15		142,987	353,798
Deferred tax liabilities	28		32,108	34,663
Other non-current liabilities	16		69,146	57,010

Total non-current liabilities			4,363,729	3,265,492

Total liabilities			11,421,948	9,872,204

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,004,283	8,158,526
Reserves	18		(88,478)	(5,766)

Total equity attributable to owners of the Controlling Company			12,955,997	12,192,952

Non-controlling interests			506,391	512,004

Total equity			13,462,388	12,704,956

Total liabilities and equity		~~W~~	24,884,336	22,577,160

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Note	2016		2015

Revenue	19, 20, 21	~~W~~	26,504,074	28,383,884
Cost of sales	9, 19		(22,754,270)	(24,069,572)

Gross profit			3,749,804	4,314,312

Selling expenses	23		(693,937)	(878,300)
Administrative expenses	23		(610,479)	(592,517)
Research and development expenses			(1,133,972)	(1,217,929)

Operating profit			1,311,416	1,625,566

Finance income	26		139,671	158,829
Finance costs	26		(266,186)	(316,229)
Other non-operating income	25		1,590,824	1,273,833
Other non-operating expenses	25		(1,467,831)	(1,326,782)
Equity in income of equity accounted investees, net	10		8,339	18,765

Profit before income tax			1,316,233	1,433,982
Income tax expense	27		(384,725)	(410,526)

Profit for the year			931,508	1,023,456

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	15,27		155,346	(110,257)
Other comprehensive income (loss) from associates and joint ventrues			200	(607)
Related income tax	15,27		(37,594)	26,682

			117,952	(84,182)

Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	26, 27		(77)	(288)
Foreign currency translation differences for foreign operations	26, 27		(90,503)	44,913
Other comprehensive income (loss) from associates and joint ventures	27		(5,416)	19,176
Related income tax	27		19	214

			(95,977)	64,015

Other comprehensive income (loss) for the year, net of income tax			21,975	(20,167)

Total comprehensive income for the year		~~W~~	953,483	1,003,289

Profit attributable to:
Owners of the Controlling Company			906,713	966,553
Non-controlling interests			24,795	56,903

Profit for the year		~~W~~	931,508	1,023,456

Total comprehensive income attributable to:
Owners of the Controlling Company			941,953	940,448
Non-controlling interests			11,530	62,841

Total comprehensive income for the year		~~W~~	953,483	1,003,289

Earnings per share (In won)
Basic earnings per share	29	~~W~~	2,534	2,701

Diluted earnings per share	29	~~W~~	2,534	2,701

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Total comprehensive income (loss) for the year
Profit for the year		—	—	966,553	—	966,553	56,903	1,023,456

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(218)	(218)	—	(218)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(83,575)	—	(83,575)	—	(83,575)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	39,119	39,119	5,938	45,057
Other comprehensive income (loss) from associates and joint ventures		—	—	(607)	19,176	18,569	—	18,569

Total other comprehensive income (loss)		—	—	(84,182)	58,077	(26,105)	5,938	(20,167)

Total comprehensive income for the year	~~W~~	—	—	882,371	58,077	940,448	62,841	1,003,289

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,743)	(5,743)
Capital contribution from non-controlling interests		—	—	—	—	—	102,908	102,908

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752	—	117,752
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(77,238)	(77,238)	(13,265)	(90,503)
Other comprehensive income (loss) from associates and joint ventures		—	—	200	(5,416)	(5,216)	—	(5,216)

Total other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

Total comprehensive income (loss) for the year	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from operating activities:
Profit for the year		~~W~~	931,508	1,023,456
Adjustments for:
Income tax expense	27		384,725	410,526
Depreciation	11, 22		2,643,445	2,969,394
Amortization of intangible assets	11, 22		378,126	406,462
Gain on foreign currency translation			(250,508)	(73,057)
Loss on foreign currency translation			161,897	80,084
Expenses related to defined benefit plans	15, 24		220,962	199,033
Gain on disposal of property, plant and equipment			(14,637)	(18,179)
Loss on disposal of property, plant and equipment			7,466	4,037
Impairment loss on property, plant and equipment			1,610	3,027
Loss on disposal of intangible assets			75	29
Impairment loss on intangible assets			138	239
Reversal of impairment loss on intangible assets			—	(80)
Finance income			(58,748)	(81,572)
Finance costs			187,931	222,699
Equity in income of equity method accounted investees, net	10		(8,339)	(18,765)
Other income			(15,546)	(12,454)
Other expenses			182,468	269,995

			3,821,065	4,361,418

Change in trade accounts and notes receivable			(553,775)	(1,060,718)
Change in other accounts receivable			62,981	38,411
Change in other current assets			126,616	87,130
Change in inventories			105,688	404,862
Change in other non-current assets			(126,256)	(78,859)
Change in trade accounts and notes payable			(114,977)	(670,565)
Change in other accounts payable			66,930	(459,730)
Change in accrued expenses			(16,431)	(66,071)
Change in other current liabilities			17,272	14,015
Change in other non-current liabilities			21,641	48,240
Change in provisions			(160,462)	(143,228)
Change in defined benefit liabilities, net			(276,459)	(279,672)

			(847,232)	(2,166,185)

Cash generated from operating activities			3,905,341	3,218,689
Income taxes paid			(187,816)	(414,007)
Interests received			48,911	58,860
Interests paid			(125,530)	(136,965)

Net cash provided by operating activities		~~W~~	3,640,906	2,726,577

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from investing activities:
Dividends received		~~W~~	59,820	25,577
Proceeds from withdrawal of deposits in banks			3,293,398	2,306,672
Increase in deposits in banks			(2,684,810)	(2,544,114)
Acquisition of available-for-sale financial assets			(859)	(4,550)
Proceeds from disposal of available-for-sale financial assets			507	2,263
Acquisition of financial assets at fair value through profit or loss			(1,500)	—
Acquisition of investments in equity accounted investees			—	(30,647)
Proceeds from disposal of investments in equity accounted investees			29,745	7,263
Acquisition of property, plant and equipment			(3,735,948)	(2,364,988)
Proceeds from disposal of property, plant and equipment			278,067	447,320
Acquisition of intangible assets			(405,167)	(294,638)
Proceeds from disposal of intangible assets			261	1,135
Government grants received			6,393	5,017
Proceeds from settlement of derivatives			4,008	(35)
Increase in short-term loans			(2,132)	—
Proceeds from collection of short-term loans			8,202	—
Increase in long-term loans			(32,498)	(16,516)
Decrease in deposits			2,436	—
Increase in deposits			(9,105)	(1,595)
Acquisition of businesses, net of cash acquired			—	(270,093)

Net cash used in investing activities			(3,189,182)	(2,731,929)

Cash flows from financing activities:
Proceeds from short-term borrowings			107,345	—
Repayments of short-term borrowings			—	(223,626)
Proceeds from issuance of debentures			597,573	298,778
Proceeds from long-term debt			1,667,060	901,451
Repayments of long-term debt			(347,693)	(324,570)
Repayments of current portion of long-term debt and debentures			(1,520,287)	(744,788)
Subsidiaries’ dividends distributed to non-controlling interests			(17,143)	(5,743)
Capital contribution from non-controlling interests			—	102,908
Dividends paid			(178,908)	(178,908)

Net cash provided by (used in) financing activities			307,947	(174,498)

Net increase (decrease) in cash and cash equivalents			759,671	(179,850)
Cash and cash equivalents at January 1			751,662	889,839
Effect of exchange rate fluctuations on cash held			47,363	41,673

Cash and cash equivalents at December 31		~~W~~	1,558,696	751,662

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2016, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2016, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2016, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2016, there are 27,797,140 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2016

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD	116
LG Display Nanjing Co., Ltd.(*1)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd.(*2)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY	8,156
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY	1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.(*3)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	VND	2,187,870
Suzhou Lehui Display Co., Ltd.(*4)	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637

(*1)	In December 2016, the Controlling Company contributed ~~W~~13,979 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*2)	In October 2016, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~1,465 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Group’s ownership percentage in LGDCA increased from 70.00% to 70.03% as a result.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2016, Continued

(*3)	In May 2016, the Controlling Company established LG Display Vietnam Haiphong Co., Ltd. to manufacture Display products. As of December 31, 2016, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~117,378 million.
(*4)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests (note 31).

As of December 31, 2016, LG Display U.S.A., Inc., a subsidiary of the Controlling Company, completed its voluntary liquidation.

~~W~~349,977 million and ~~W~~531,304 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2016 and 2015.

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2016				2016
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,956,963	1,939,225	17,738	10,616,003	8,888
LG Display Japan Co., Ltd.		275,902	271,356	4,546	1,841,304	2,148
LG Display Germany GmbH		635,597	630,225	5,372	1,956,743	2,060
LG Display Taiwan Co., Ltd.		603,406	591,555	11,851	1,683,349	3,350
LG Display Nanjing Co., Ltd.		729,928	90,116	639,812	447,544	43,068
LG Display Shanghai Co., Ltd.		778,951	764,890	14,061	1,543,986	5,881
LG Display Poland Sp. z o.o.		162,117	8,579	153,538	47,821	3,070
LG Display Guangzhou Co., Ltd.		2,094,388	1,282,653	811,735	2,517,322	211,874
LG Display Shenzhen Co., Ltd.		257,262	250,895	6,367	1,886,790	2,509
LG Display Singapore Pte. Ltd.		434,194	432,260	1,934	981,219	1,807
L&T Display Technology (Fujian) Limited		374,698	300,695	74,003	1,327,560	18,289
LG Display Yantai Co., Ltd.		1,622,688	1,278,088	344,600	2,402,669	75,010
Nanumnuri Co., Ltd.		4,612	3,602	1,010	16,047	(355)
LG Display (China) Co., Ltd.		3,121,451	1,554,529	1,566,922	1,912,569	52,778
Unified Innovative Technology, LLC		7,497	18	7,479	—	(1,184)
LG Display Guangzhou Trading Co., Ltd.		158,183	157,588	595	424,919	206
Global OLED Technology, LLC		91,062	11,678	79,384	8,480	(6,446)
LG Display Vietnam Haiphong Co., Ltd.		163,535	46,156	117,379	—	(1,018)
Suzhou Lehui Display Co., Ltd.(*)		227,464	115,486	111,978	203,738	(8,236)

	~~W~~	13,699,898	9,729,594	3,970,304	29,818,063	413,699

(*)	Revenue and profit of Suzhou Lehui Display Co., Ltd. for the year ended December 31, 2016 represents financial information subsequent to its acquisition date, July 1, 2016.

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2015				2015
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,530,639	1,479,935	50,704	11,508,652	3,046
LG Display Japan Co., Ltd.		174,686	154,090	20,596	1,590,675	1,682
LG Display Germany GmbH		511,703	503,726	7,977	2,123,368	2,459
LG Display Taiwan Co., Ltd.		670,674	660,241	10,433	1,995,216	2,483
LG Display Nanjing Co., Ltd.		695,623	64,864	630,759	403,552	41,017
LG Display Shanghai Co., Ltd.		926,503	911,682	14,821	1,518,461	6,791
LG Display Poland Sp. z o.o.		167,491	10,117	157,374	64,228	4,405
LG Display Guangzhou Co., Ltd.		1,908,061	1,134,064	773,997	2,453,655	237,369
LG Display Shenzhen Co., Ltd.		266,804	261,145	5,659	1,829,569	2,897
LG Display Singapore Pte. Ltd.		169,790	169,668	122	1,111,372	1,994
L&T Display Technology (Fujian) Limited		355,249	283,643	71,606	1,280,286	20,010
LG Display Yantai Co., Ltd.		1,441,411	1,091,911	349,500	2,273,020	88,604
LG Display U.S.A., Inc.		333	22	311	235	2,993
Nanumnuri Co., Ltd.		3,199	1,834	1,365	11,360	103
LG Display (China) Co., Ltd.		2,678,341	1,090,259	1,588,082	1,654,680	127,654
Unified Innovative Technology, LLC		8,447	1	8,446	—	(1,225)
LG Display Guangzhou Trading Co., Ltd.		93,246	92,854	392	187,630	170
Global OLED Technology, LLC		89,329	5,753	83,576	4,882	(5,017)

	~~W~~	11,691,529	7,915,809	3,775,720	30,010,841	537,435

1.	Reporting Entity, Continued

(d)	Associates as of December 31, 2016

(In millions of won)
Associates	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2016	2015
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs	~~W~~	52,750
New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		40,045
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)(*1)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,450
WooRee E&L Co., Ltd.(*1) (*2)	Ansan, South Korea	14%	21%	December 31	June 2008	Manufacture LED back light unit packages		8,627
LB Gemini New Growth Fund No. 16(*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		8,647
Can Yang Investments Limited (*1)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		5,580
YAS Co., Ltd.(*1) (*4)	Paju, South Korea	18%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		9,883
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		23,717
AVATEC Co., Ltd.(*1)(*5)	Daegu, South Korea	17%	16%	December 31	August 2000	Process and sell electric glass for FPDs		20,984
Arctic Sentinel, Inc. (Fuhu, Inc.)(*1)	Los Angenles USA	10%	10%	March 31	June 2008	Develop and manufacture tablet for kids		—

							~~W~~	172,683

(*1)	Although the Controlling Company’s share interests in INVENIA Co, Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd and Arctic Sentinel, Inc are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee or the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2016, the Controlling Company’s ownership percentage in WooRee E&L Co., Ltd. (“WooRee E&L”) decreased from 21% to 14% as the Controlling Company did not participate in the capital increase of WooRee E&L. The Controlling Company recognized an impairment loss of ~~W~~6,137 million as finance cost for the difference between the carrying amount and the recoverable amount of investment in WooRee E&L.

1.	Reporting Entity, Continued

(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Controlling Company received ~~W~~2,820 million, ~~W~~2,330 million, respectively, from the Fund as capital distribution. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*4)	The Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19% to 18% as the Controlling Company did not participate in the capital increase of YAS Co., Ltd.
(*5)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Controlling Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

In 2016, the Controlling Company disposed of the entire investments in TLI Inc. and AVACO Co., Ltd. for ~~W~~7,839 million ~~W~~16,756 million, respectively, and recognized ~~W~~3,064 million ~~W~~4,290 million, respectively, for the difference between the disposal amount and the carrying amount as finance income.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 23, 2017, which will be submitted for approval to the shareholders’ meeting to be held on March 16, 2017.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 16 and 17)

•	Net realizable value of inventories (note 9)

•	Measurement of defined benefit obligations (note 15)

•	Deferred tax assets and liabilities (note 28)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2016, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3.	Summary of Significant Accounting Policies, Continued

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(q)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2016 and 2015 except for the new amendment effective for annual periods beginning on or after January 1, 2016 as mentioned below.

(i)	K-IFRS No. 1001, Presentation of Financial Statements

The Group has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, since January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided.

The Group has adopted the amendment to K-IFRS No. 1001 and separated the share of other comprehensive income of associates and joint ventures into the share of items that (i) will be reclassified subsequently to profit or loss or (ii) will not be reclassified subsequently to profit or loss.

The Group retrospectively adopted this change in accounting policy and restated the comparative consolidated statements of comprehensive income (loss) and changes in equity for the year ended December 31, 2015.

(r)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning on or after January 1, 2016, and the Group has not early adopted them.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace the K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods January 1, 2018, with early adoption permitted. The Group plans to adopt K-IFRS No. 1109 in its consolidated financial statements for annual periods beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Group not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Group’s consolidated financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Group’s consolidated financial statements in 2018 is not known and cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group plans to assess the impacts of adoption of K-IFRS No. 1109 on its consolidated financial statements, the accounting system and the internal controls in 2017. The Group plans to finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30, 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. The potential general impact on its consolidated financial statements resulting from the application of new standards are as follows:

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost (*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI	FVTPL (*2)
Hold to sell financial assets and others	FVTPL

(*1)	The Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Group may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Group. As of December 31, 2016, the Group recognized ~~W~~7,917,073 million of loans and receivable, ~~W~~7,993 million of available-for-sale financial assets and ~~W~~1,382 million of financial assets at fair value through profit or loss.

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

As of December 31, 2016, the Group recognized ~~W~~7,917,073 million of loans and receivables and ~~W~~154 million of debt instruments classified as available-for-sale financial assets and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2016, the Group recognized ~~W~~7,839 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2016, the Group recognized ~~W~~1,382 million of debt instrument classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI.

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, credit losses are recognized earlier than that under K-IFRS 1039.

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2016, the Group recognized ~~W~~2,604 million of loss allowances for ~~W~~7,919,831 million of debt instrument measured at amortized cost such as loans, receivables and debt instrument classified available-for-sale financial asset.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Group. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Group can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 in its consolidated financial statements for annual periods beginning on January 1, 2018, using the retrospective approach. As a result, the Group also will apply retrospective approach for the comparative periods presented in its consolidated financial statements in accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors. The Group plans to use the practical expedients for completed contracts as of January 1, 2017 and accordingly the revenue in connection with those contracts will not be restated.

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group plans to assess the impacts of adoption of K-IFRS No. 1115 on its consolidated financial statements, the accounting system and the internal controls in 2017. The Group plans to finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 2017 and disclose the results in its consolidated financial statements for the year ended December 31, 2017. The potential general impact on its consolidated financial statements resulting from the application of the new standard is as follows:

Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products, if any fault, according to the contracts. The Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

(iii)	K-IFRS No. 1007, Statement of Cash Flows

The amendment to K-IFRS No. 1007, Statement of Cash Flows, is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Management plans to include additional required disclosures in its consolidated financial statements for the year ending December 31, 2017 in accordance with the amendment to K-IFRS No. 1007.

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Amendments Not Yet Adopted, Continued

(iv)	K-IFRS No. 1012, Income Taxes

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

5.	Risk Management

(a)	Financial Risk Management

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2016		December 31, 2015

Total liabilities	~~W~~	11,421,948	9,872,204
Total equity		13,462,388	12,704,956
Cash and deposits in banks (*1)		2,722,446	2,523,999
Borrowings (including bonds)		4,778,770	4,224,231
Total liabilities to equity ratio		85%	78%
Net borrowings to equity ratio (*2)		15%	13%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015

Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,558,696	751,662
Deposits in banks
Time deposits	~~W~~	1,091,364	1,701,837
Restricted cash (*)		72,386	70,500

	~~W~~	1,163,750	1,772,337

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	13	13

	~~W~~	2,722,459	2,524,012

(*)	Restricted cash includes mutual growth fund amounting to ~~W~~70,500 million to aid LG Group’s second and third-tier suppliers, pledge amounting to ~~W~~1,886 million to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015

Trade, net	~~W~~	3,916,171	3,008,123
Due from related parties		1,041,822	1,089,713

	~~W~~	4,957,993	4,097,836

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Non-trade receivable, net	~~W~~	134,161	89,792
Accrued income		9,431	16,023

	~~W~~	143,592	105,815

Due from related parties included in other accounts receivable, as of December 31, 2016 and 2015 are ~~W~~5,231 million and ~~W~~2,526 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Advance payments	~~W~~	9,297	11,465
Prepaid expenses		74,657	59,962
Value added tax refundable		259,808	372,515

	~~W~~	343,762	443,942

Non-current assets
Long-term prepaid expenses	~~W~~	358,424	293,847
Long-term advanced payment		1,000	1,800

	~~W~~	359,424	295,647

8.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Available-for-sale financial assets	~~W~~	—	558
Deposits		20,320	1,295
Short-term loans		7,696	3,051

	~~W~~	28,016	4,904

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	—
Available-for-sale financial assets		7,993	10,840
Deposits		27,635	20,939
Long-term loans		34,760	12,805
Long-term non-trade receivable		2,619	5,148
Derivatives		244	—

	~~W~~	74,633	49,732

Other financial assets of related parties as of December 31, 2016 and 2015 are ~~W~~3,488 million and ~~W~~2,683 million, respectively.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Debt securities
Government bonds	~~W~~	—	558

Non-current assets
Debt securities
Government bonds	~~W~~	154	151
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	2,673
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	3,372
ARCH Venture Fund Vill, L.P.		2,285	1,378

	~~W~~	7,839	10,689

	~~W~~	7,993	11,398

9.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Finished goods	~~W~~	930,818	910,844
Work-in-process		685,913	720,221
Raw materials		354,791	389,442
Supplies		316,263	331,162

	~~W~~	2,287,785	2,351,669

For the years ended December 31, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	22,754,270	24,069,572
Including: inventory write-downs		204,123	363,755
Including: reversal and usage of inventory write downs		(363,755)	(332,699)

There were no significant reversals of inventory write-downs recognized during 2016 and 2015.

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2016		December 31, 2015
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	—	145,731
Paju Electric Glass Co., Ltd.		52,750	58,852
TLI Inc.		—	5,351
AVACO Co., Ltd.		—	12,758
New Optics Ltd.		40,045	48,491
INVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd.)(*2)		2,450	1,827
WooRee E&L Co. Ltd (*2)		8,627	25,021
LB Gemini New Growth Fund No.16		8,647	24,268
Can Yang Investments Limited		5,580	7,384
YAS Co., Ltd.		9,883	10,607
Narenanotech Corporation		23,717	24,661
AVATEC Co., Ltd.(*2)		20,984	19,804
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)		—	—

	~~W~~	172,683	384,755

(*1)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and recognized gain on disposal of its investments in the investee at the time of acquisition (note 31).
(*2)	Based on quoted market prices at December 31, 2016, the fair values of the investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd. and AVATEC Co., Ltd., which are listed companies on the Korea Securities Dealers Automated Quotations, are ~~W~~17,040 million, ~~W~~10,064 million and ~~W~~17,490 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2016 and 2015 amounted to ~~W~~59,820 million and ~~W~~25,577 million, respectively.

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information of a significant joint venture as of and for the years ended December 31, 2016 and 2015 are as follows:

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2015
Total assets	~~W~~	540,241
Current assets		442,130
Non-current assets		98,111
Total liabilities		250,318
Current liabilities		250,318

(*)	Financial information as of December 31, 2016 is not disclosed as the Controlling Company does not hold interest in Suzhou Raken Technology Co., Ltd. as a result of exchange of equity interests.

(In millions of won)	2016(*)		2015
Revenue	~~W~~	578,885	993,298
Profit for the year		4,811	10,682
Other comprehensive income (loss)		(4,641)	2,533
Total comprehensive income		170	13,215

(*)	Represents transactions occurred prior to exchange of equity interests.

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2015
Cash and cash equivalents	~~W~~	44,376

(*)	Financial information as of December 31, 2016 is not disclosed as the Controlling Company does not hold interest in Suzhou Raken Technology Co., Ltd. as a result of exchange of equity interests.

(In millions of won)	2016(*)		2015
Depreciation	~~W~~	3,457	7,858
Amortization of intangible assets		275	527
Interest income		666	1,010
Interest expense		87	17
Income tax expense		1,712	3,608

(*)	Represents transactions occurred prior to exchange of equity interests

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of a significant joint venture to its carrying value in the consolidated financial statements as of December 31, 2015 is as follows:

(i) As of December 31, 2015

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	~~W~~	289,923	51%	147,861	(2,130)	145,731

(*)	Financial information as of December 31, 2016 is not disclosed as the Controlling Company does not hold interest in Suzhou Raken Technology Co., Ltd. as a result of exchange of equity interests.

(d)	Summary of financial information as of and for the years ended December 31, 2016 and 2015 of a major associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2016		December 31, 2015
Total assets	~~W~~	225,086	239,231
Current assets		182,656	193,110
Non-current assets		42,430	46,121
Total liabilities		91,364	90,494
Current liabilities		87,116	86,298
Non-current liabilities		4,248	4,196

(In millions of won)	2016		2015
Revenue	~~W~~	549,559	491,329
Profit for the year		21,082	14,729
Other comprehensive income (loss)		16,477	(51)
Total comprehensive income		37,559	14,678

10.	Investments in Equity Accounted Investees, Continued

(e)	Reconciliation from financial information of a major associate to their carrying value in the consolidated financial statements as of December 31, 2016 and 2015 is as follows:

(i) As of December 31, 2016

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	133,722	40%	53,489	—	(739)	52,750

(ii) As of December 31, 2015

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	148,737	40%	59,494	—	(642)	58,852

(f)	Book value of other joint venture and associates, in aggregate, as of December 31, 2016 and 2015 is as follows:

(i) As of December 31, 2016

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	119,933	(2,983)	(14,197)	(17,180)

(ii) As of December 31, 2015

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other joint venture	~~W~~	—	(991)	3,948	2,957
Other associates		180,172	8,461	13,349	21,810

10.	Investments in Equity Accounted Investees, Continued

(g) Reconciliation from financial information of significant joint venture and associates to their carrying value in the consolidated financial statements for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
		2016
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	~~W~~	145,731	(121,204)	(29,902)	2,985	2,390	—	—
Associates	Paju Electric Glass Co., Ltd.		58,852	—	(21,030)	8,337	6,591	—	52,750
	Others		180,172	(28,034)	(8,888)	(2,983)	(14,197)	(6,137))	119,933

		~~W~~	384,755	(149,238)	(59,820)	8,339	(5,216)	(6,137)	172,683

(In millions of won)
		2015
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint ventures	Suzhou Raken Technology Co., Ltd.	~~W~~	138,912	—	—	5,527	1,292	—	145,731
	Others		28,733	(31,690)	—	(991)	3,948	—	—
Associates	Paju Electric Glass Co., Ltd.		77,162	—	(24,058)	5,768	(20)	—	58,852
	Others		162,837	23,835	(1,519)	8,461	13,349	(26,791)	180,172

		~~W~~	407,644	(7,855)	(25,577)	18,765	18,569	(26,791)	384,755

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802
Accumulated depreciation as of January 1, 2016		—	(2,117,951)	(31,694,483)	(663,331)	—	(164,257)	(34,640,022)
Accumulated impairment loss as of January 1, 2016		—	—	(5,760)	—	—	—	(5,760)

Book value as of January 1, 2016	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020
Additions		—	—	—	—	4,562,263	—	4,562,263
Business combinations (*2)		—	16,023	655	449	—	663	17,790
Depreciation		—	(288,891)	(2,283,482)	(57,130)	—	(13,942)	(2,643,445)
Impairment loss		—	(1,610)	—	—	—	—	(1,610)
Disposals		(1,303)	(3,204)	(284,855)	(1,746)	—	(862)	(291,970)
Others (*3)		—	313,404	2,461,635	52,471	(2,846,180)	18,670	—
Effect of movements in exchange rates		—	(30,357)	(118,060)	(1,349)	(1,179)	(261)	(151,206)
Government grants received		—	(638)	(3,869)	—	(1,886)	—	(6,393)

Book value as of December 31, 2016	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449

Acquisition cost as of December 31, 2016	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391

Accumulated depreciation as of December 31, 2016	~~W~~	—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	(1,651)	(2,290)	—	—	—	(3,941)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*3)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	~~W~~	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250
Accumulated depreciation as of January 1, 2015		—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)
Accumulated impairment loss as of January 1, 2015		—	—	(8,167)	(1)	—	(13)	(8,181)

Book value as of January 1, 2015	~~W~~	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866
Additions		—	—	—	—	2,561,108	—	2,561,108
Business combinations (*2)		—	—	24,466	490	—	2,054	27,010
Depreciation		—	(278,225)	(2,618,820)	(56,353)	—	(15,996)	(2,969,394)
Impairment loss		—	—	(3,027)	—	—	—	(3,027)
Disposals		(2,092)	(5,651)	(437,515)	(913)	—	(9,992)	(456,163)
Others (*3)		30,210	48,824	2,232,756	79,910	(2,415,227)	23,527	—
Effect of movements in exchange rates		68	986	(11,673)	(688)	316	(372)	(11,363)
Government grants received		—	—	(5,017)	—	—	—	(5,017)

Book value as of December 31, 2015	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020

Acquisition cost as of December 31, 2015	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802

Accumulated depreciation as of December 31, 2015	~~W~~	—	(2,117,951)	(31,694,483)	(663,331)	—	(164,257)	(34,640,022)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(5,760)	—	—	—	(5,760)

(*1)	As of December 31, 2015, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*3)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Capitalized borrowing costs	~~W~~	16,909	13,696
Capitalization rate		2.91%	3.73%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*3)	Total
Acquisition cost as of January 1, 2016	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578
Accumulated amortization as of January 1, 2016		(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,160	—	800	—	80,481	—	—	—	—	102,441
Business combinations (*1)		—	365	—	—	—	—	—	4,623	—	4,988
Amortization (*2)		(41,088)	(75,786)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(378,126)
Disposals		—	—	(336)	—	—	—	—	—	—	(336)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	65,327	—	—	(65,327)	—	—	—	—	—
Effect of movements in exchange rates		5,256	(1,766)	8	—	598	—	—	994	—	5,090

Book value as of December 31, 2016	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937

Acquisition cost as of December 31, 2016	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991

Accumulated amortization as of December 31, 2016	~~W~~	(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

(*1)	Business combinations include intangible assets related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*3)	Total
Acquisition cost as of January 1, 2015	~~W~~	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925
Accumulated amortization as of January 1, 2015		(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	~~W~~	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670
Additions - internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions - external purchases		28,504	—	1,930	—	73,098	—	—	—	—	103,532
Business combinations (*1)		197,454	144	—	—	—	35,165	—	88,932	—	321,695
Amortization (*2)		(30,780)	(77,359)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(406,462)
Disposals		—	(11)	(1,153)	—	—	—	—	—	—	(1,164)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	75,401	—	—	(75,401)	—	—	—	—	—
Effect of movements in exchange rates		4,333	12,161	85	—	42	—	—	930	—	17,551

Book value as of December 31, 2015	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730

Acquisition cost as of December 31, 2015	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578

Accumulated amortization as of December 31, 2015	~~W~~	(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(9,873)	—	—	—	—	—	—	(9,873)

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

13.	Financial Instruments

(a) Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015

Cash and cash equivalents	~~W~~	1,558,696	751,662
Deposits in banks		1,163,763	1,772,350
Trade accounts and notes receivable, net		4,957,993	4,097,836
Non-trade receivable, net		134,161	89,792
Accrued income		9,431	16,023
Available-for-sale financial assets		154	709
Financial assets at fair value through profit or loss		1,382	—
Deposits		47,954	22,234
Short-term loans		7,696	3,051
Long-term loans		34,760	12,805
Long-term non-trade receivable		2,619	5,148
Derivatives		244	—

	~~W~~	7,918,853	6,771,610

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

13.	Financial Instruments, Continued

(a)	Credit Risk, Continued

(ii) Impairment loss

The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable

Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

13.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable

Not past due	~~W~~	4,076,022	102,431	5,200	(1,339)	(535)	(52)
Past due 1-15 days		6,555	1,280	—	(2)	(13)	—
Past due 16-30 days		201	1,775	—	—	(12)	—
Past due 31-60 days		—	45	—	—	—	—
Past due more than 60 days		16,565	850	—	(166)	(6)	—

	~~W~~	4,099,343	106,381	5,200	(1,507)	(566)	(52)

(*)    Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	2016				2015
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	1,507	566	52	825	794	79
(Reversal of) bad debt expense		(19)	527	(29)	682	(228)	(27)

Balance at the reporting date	~~W~~	1,488	1,093	23	1,507	566	52

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	~~W~~	700,820	744,323	12,447	12,653	430,698	288,525	—
Unsecured bank loans		2,197,132	2,307,718	322,139	21,451	639,176	1,263,210	61,742
Unsecured bond issues		1,880,818	1,999,660	204,327	211,498	536,350	966,390	81,095
Trade accounts and notes payable		2,877,326	2,877,326	2,877,326	—	—	—	—
Other accounts payable		2,449,517	2,449,981	2,447,321	2,660	—	—	—
Long-term other accounts payable		3,530	3,992	—	—	3,992	—	—
Derivative financial liabilities
Derivatives		472	478	134	164	180	—	—

	~~W~~	10,109,615	10,383,478	5,863,694	248,426	1,610,396	2,518,125	142,837

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Debt	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Non-trade receivable	20	2	101	13	—	—
Long-term no-trade receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	December 31, 2016	December 31, 2015

USD	~~W~~	1,159.83	1,131.30	1,208.50	1,172.00
JPY		10.67	9.35	10.37	9.72
CNY		174.4	179.47	173.26	178.48
TWD		35.97	35.64	37.41	35.51
EUR		1,283.95	1,256.17	1,267.60	1,280.53
PLN		294.41	300.22	287.62	300.79
VND		0.0518	0.0516	0.0531	0.0522

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2016 and 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	57,111	63,337	24,838	33,152
JPY (5 percent weakening)		(8,972)	(7,237)	(11,340)	(9,486)
CNY (5 percent weakening)		(3,410)	7,077	(8,582)	1,069
TWD (5 percent weakening)		88	—	42	—
EUR (5 percent weakening)		(40)	(79)	(214)	270
PLN (5 percent weakening)		1,129	(167)	575	(208)
VND (5 percent weakening)		(867)	—	—	—

A stronger won against the above currencies as of December 31, 2016 and 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	2,722,600	2,524,708
Financial liabilities		(2,203,378)	(2,289,336)

	~~W~~	519,222	235,372

Variable rate instruments
Financial liabilities	~~W~~	(2,575,392)	(1,934,895)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2016 and 2015 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2016
Variable rate instruments(*)	~~W~~	(16,868)	16,868	(16,868)	16,868

December 31, 2015
Variable rate instruments(*)	~~W~~	(14,667)	14,667	(14,667)	14,667

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	154	154		709	709
Financial asset at fair value through profit or loss		1,382	1,382		—	—
Derivatives		244	244		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,558,696		(*)	751,662		(*)
Deposits in banks		1,163,763		(*)	1,772,350		(*)
Trade accounts and notes receivable		4,957,993		(*)	4,097,836		(*)
Non-trade receivable		134,161		(*)	89,792		(*)
Accrued income		9,431		(*)	16,023		(*)
Deposits		47,954		(*)	22,234		(*)
Short-term loans		7,696		(*)	3,051		(*)
Long-term loans		34,760		(*)	12,805		(*)
Long-term non-trade receivable		2,619		(*)	5,148		(*)
Liabilities carried at fair value

Derivatives	~~W~~	472	472		85	85
Liabilities carried at amortized cost
Secured bank loans	~~W~~	700,820	700,820		698,192	698,192
Unsecured bank loans		2,197,132	2,200,522		1,239,914	1,239,969
Unsecured bond issues		1,880,818	1,903,863		2,286,125	2,337,835
Trade accounts and notes payable		2,877,326		(*)	2,764,694		(*)
Other accounts payable		2,449,517	2,449,938		1,499,722	1,499,963
Long-term other accounts payable		3,530	3,891		8,402	9,005

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2016 and 2015 is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	729	2,673
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	3,372
ARCH Venture Fund Vill, L.P.		2,285	1,378

	~~W~~	7,839	10,689

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost

The movement in the available-for-sale financial assets for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	—	729
Kyulux Inc.		3,266	—	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	—	1,559
ARCH Venture Fund Vill, L.P		1,378	859	(48)	—	96	2,285

	~~W~~	10,689	859	(48)	(3,757)	96	7,839

(In millions of won)	December 31, 2015
	January 1, 2015		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	—	—	2,673
Kyulux Inc.		—	3,266	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	—	—	3,372
ARCH Venture Fund Vill, L.P		118	792	—	—	468	1,378

	~~W~~	6,163	4,058	—	—	468	10,689

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives	~~W~~	—	—	472	472

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives	~~W~~	—	—	85	85

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	9,005	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2016	December 31, 2015
Debentures, loans and others	1.48~2.68%	1.52~2.48%

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	113,209	—
Current portion of long-term debt		554,700	1,416,112

	~~W~~	667,909	1,416,112

Non-current
Won denominated borrowings	~~W~~	821,922	202,992
Foreign currency denominated borrowings		1,777,877	1,323,454
Bonds		1,511,062	1,281,673
Derivatives(*)		472	85

	~~W~~	4,111,333	2,808,204

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of December 31, 2016 (%)(*)	December 31, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	113,209	—

Foreign currency equivalent		USD	94	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,991	4,452
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, 5-year Industrial Financial Debenture rate + 0.60, CD rate (91days) + 0.64, CD rate (91days) + 0.74		620,000	—
Less current portion of long-term borrowings			(1,069)	(1,460)

		~~W~~	821,922	202,992

(d)	Foreign currency denominated long-term borrowings at the reporting date is as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2016 (%)(*)	December 31, 2016		December 31, 2015
The Export-Import Bank of Korea	3ML+0.55~1.40	~~W~~	1,027,225		879,000
Standard Chartered Bank Korea Limited	6ML+0.62		8,469		—
China Construction Bank and others	USD: 3ML+0.2.00 CNY: 4.28		926,058		854,654

Foreign currency equivalent		USD	1,157	USD	1,185
		CNY	3,264	CNY	1,964
Less current portion of long-term borrowings		~~W~~	(183,875)		(410,200)

		~~W~~	1,777,877		1,323,454

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
Won denominated bonds (*)
Publicly issued bonds	April 2017 ~ May 2022	1.73~3.73	~~W~~	1,885,000	2,290,000
Less discount on bonds				(4,182)	(3,875)
Less current portion				(369,756)	(1,004,452)

			~~W~~	1,511,062	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

15.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,401,396	1,381,648
Fair value of plan assets		(1,258,409)	(1,027,850)

	~~W~~	142,987	353,798

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows :

(In millions of won)
	2016		2015
Opening defined benefit obligations	~~W~~	1,381,648	1,114,689
Current service cost		210,682	187,768
Interest cost		39,420	38,776
Remeasurements (before tax)		(161,082)	104,817
Benefit payments		(65,099)	(66,755)
Transfers from (to) related parties		(4,205)	2,353
Others		32	—

Closing defined benefit obligations	~~W~~	1,401,396	1,381,648

Weighted average remaining maturity of defined benefit obligations as of December 31, 2016 and 2015 are 14.3 years and 14.5 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Opening fair value of plan assets	~~W~~	1,027,850	790,509
Expected return on plan assets		29,140	27,511
Remeasurements (before tax)		(5,736)	(5,440)
Contributions by employer directly to plan assets		265,000	270,000
Benefit payments		(57,845)	(54,809)
Transfers from (to) related parties		—	79

Closing fair value of plan assets	~~W~~	1,258,409	1,027,850

15.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,258,409	1,027,850

As of December 31, 2016, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2017 is nil under the assumption that the Controlling Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2017.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	210,682	187,768
Net interest cost		10,280	11,265

	~~W~~	220,962	199,033

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)
	2016		2015
Cost of sales	~~W~~	177,652	159,348
Selling expenses		12,513	11,567
Administrative expenses		16,486	14,809
Research and development expenses		14,311	13,309

	~~W~~	220,962	199,033

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	~~W~~	(281,902)	(197,720)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		70,258	15,567
Demographic assumptions		(4,605)	(22,267)
Financial assumptions		95,429	(98,117)
Return on plan assets		(5,736)	(5,440)
Share of associates regarding remeasurements		200	(607)

	~~W~~	155,546	(110,864)

Income tax	~~W~~	(37,594)	26,682

Balance at December 31	~~W~~	(163,950)	(281,902)

15.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2016	December 31, 2015
Expected rate of salary increase	4.7%	5.1%
Discount rate for defined benefit obligations	3.0%	2.9%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2016	December 31, 2015
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2016 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(174,724)	212,383
Expected rate of salary increase		206,250	(173,543)

16.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2016 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*1)	Others	Total
Balance at January 1, 2016	~~W~~	61,245	56,429	4,040	121,714
Additions		12,471	166,322	873	180,666
Reversal		(14,887)	(631)	(3,248)	(18,766)
Usage and reclassification		(58,829)	(161,335)	—	(220,164)
Business combination(*2)		—	677	—	677

Balance at December 31, 2016	~~W~~	—	62,462	1,665	64,127

Current	~~W~~	—	54,307	1,665	55,972
Non-current	~~W~~	—	8,155	—	8,155

(*1)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.
(*2)	Business combination includes warranty liability related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current liabilities
Withholdings	~~W~~	40,190	30,477
Unearned revenues		8,776	9,844

	~~W~~	48,966	40,321

Non-current liabilities
Long-term accrued expenses	~~W~~	65,616	48,609
Long-term other accounts payable		3,530	8,401

	~~W~~	69,146	57,010

17.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds or the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. As of December 31, 2016, the case which has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review (“IPR”) is still stayed although IPR has been completed. The Group does not have a present obligation for this matter and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

The Controlling Company reached agreements on individual lawsuit and class actions in the United States and Canada, respectively, in connection with alleged violation of the antitrust laws during the year ended December 31, 2016.

Others

The Group is defending against various claims related to intellectual property and others in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2016.

17.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with KEB Hana Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,023 million (~~W~~2,445,376 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000	—	—
	Sumitomo Mitsui Banking Corporation	USD	20	24,170	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	84,595	—	—

		USD	90		—	—
		KRW	90,000	198,765	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	362,550	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	82	99,097	—	—
	Hongkong & Shanghai Banking Corp.	USD	150	181,275	—	—
	Taishin International Bank	USD	320	386,270	—	—
	Sumitomo Mitsui Banking Corporation	USD	100	120,850	—	—

LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	151,063	—	—

LG Display Germany GmbH	Citibank	USD	160	193,360	—	—
	BNP Paribas	USD	107	129,310	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	600	725,100	—	—
	Sumitomo Mitsui Banking Corporation	USD	250	302,125	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	108,765	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	77,344	—	—

		USD	2,348	2,837,559	—	—

		USD	2,438		—	—
		KRW	90,000	3,036,324	—

17.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2016, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~48,340 million) with KEB Hana Bank, USD 80 million (~~W~~96,680 million) with Bank of China and USD 50 million (~~W~~60,425 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (~~W~~10,272 million) from Shinhan bank for value added tax payments in Poland and amounting to USD 75 million (~~W~~90,638 million) from Westchester Fire Insurance Company for the settlement of an litigation.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~7,258 million), CNY 3,641 million (~~W~~630,840 million), USD 0.5 million (~~W~~604 million), EUR 2.5 million (~~W~~3,169 million) and PLN 0.2 million (~~W~~58 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 23 million (~~W~~27,796 million) and JPY 8,000 million (~~W~~82,945 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2016, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~360,572 million) and CNY 1,964 million (~~W~~340,248 million) from China Construction Bank, as of December 31, 2016, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~804,534 million as pledged assets.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to December 31, 2016.

(b)	Reserves

Reserves consist mainly of the following:

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates and joint venture

The other comprehensive income (loss) from associates and joint venture comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Net change in fair value of available-for-sale financial assets	~~W~~	—	58
Foreign currency translation differences for foreign operations		(59,042)	18,196
Other comprehensive income (loss) from associates and joint venture (excluding remeasurements)		(29,436)	(24,020)

	~~W~~	(88,478)	(5,766)

18.	Capital and Reserves

The movement in reserves for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	Net change in fair value of available-for-sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates and joint ventures (excluding remeasurements)	Total
January 1, 2015	~~W~~	276	(20,923)	(43,196)	(63,843)
Change in reserves		(218)	39,119	19,176	58,077
December 31, 2015		58	18,196	(24,020)	(5,766)
January 1, 2016		58	18,196	(24,020)	(5,766)
Change in reserves		(58)	(77,238)	(5,416)	(82,712)
December 31, 2016		—	(59,042)	(29,436)	(88,478)

(c)	Dividends

The dividends of ~~W~~178,908 million (~~W~~500 won per share) are determined by the board of directors of the Controlling Company in 2017 but have not been paid yet. There are no income tax consequences.

19.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2016 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	Shinbo Electric Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2016 and 2015 are as follows:

Classification	December 31, 2016	December 31, 2015
Subsidiaries of associates	-	ADP System Co., Ltd.
	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	-	AVATEC Electronics Yantai Co., Ltd.
	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	-

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	-	Hi Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	-	LG Innotek USA, Inc.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.

19.	Related Parties and Others, Continued

Classification	December 31, 2016	December 31, 2015
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd
	-	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	-	Hi Logistics Europe B.V.
	-	Hi Logistics (China) Co., Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Egypt S.A.E.	-
	LG Innotek Yantai Co., Ltd.	-
	LG Electronics Alabama Inc.	-

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Short-term benefits	~~W~~	2,323	2,940
Expenses related to the defined benefit plan		897	378

	~~W~~	3,220	3,318

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

19.	Related Parties and Others, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543

Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		54	—	1,429	48,398	—	261
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	31,299	—	1,373
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
Shinbo Electric Co., Ltd.		204,637	—	355,607	—	2,449	1,097
Narenanotech Corporation		17	—	513	24,821	—	909
WooRee E&L Co., Ltd.		—	—	—	—	—	32
YAS Co., Ltd.		44	—	2,076	80,836	—	1,758
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—

	~~W~~	207,254	29,918	921,592	185,354	80,723	12,624

19.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,580,279	—	23,047	538,175	—	103,158

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	69
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	141
LG Electronics Nanjing New Technology Co., Ltd.		229,773	—	—	293	—	1,876
LG Electronics RUS, LLC		127,316	—	—	—	—	2,993
LG Electronics do Brasil Ltda.		133,903	—	—	—	—	3,430
LG Innotek Co., Ltd.		11,503	—	209,878	—	—	9,873
Qingdao LG Inspur Digital Communication Co., Ltd.		47,804	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		370,966	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		210,021	—	—	—	—	77
LG Electronics Mlawa Sp. z o.o.		709,558	—	—	—	—	895
LG Electronics Taiwan Taipei Co., Ltd.		11,919	—	—	—	—	27

19.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	290,785	—	—	—	—	99
LG Hitachi Water Solutions Co., Ltd.		—	—	—	167,987	—	2,782
LG Electronics Reynosa, S.A. DE C.V.		1,074,790	—	—	—	—	1,907
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	4,994	—	259
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Hientech (Tianjin) Co., Ltd.		—	—	—	28,587	—	10,613
LG Electronics S.A. (Pty) Ltd		21,236	—	—	—	—	39
Others		2,289	—	—	—	—	4,094

	~~W~~	3,496,300	—	209,878	201,861	—	64,577

	~~W~~	5,343,221	59,820	1,154,517	925,390	80,723	180,902

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 1(b).
(*2)	Represents transactions occurred prior to disposal of the entire investments in TLI Inc. and AVACO Co., Ltd.

19.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361

Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,880	441
New Optics USA, Inc.		—	—	—	—	29,475	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		9	—	49	42,007	—	122
TLI Inc.		—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	82,797	—	6,223
AVATEC Co., Ltd.		—	530	278	—	52,097	1,599
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	761
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
Shinbo Electric Co., Ltd.		284,255	—	473,484	—	97,736	83
Narenanotech Corporation		3	—	634	20,515	—	643
Glonix Co., Ltd.		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,465	2,853	—	629
YAS Co., Ltd.		9	—	810	20,324	—	974
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	~~W~~	284,376	25,577	1,041,577	168,496	185,188	15,403

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,694,039	—	39,791	255,046	—	133,536

19.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics Nanjing Display Co., Ltd.		182,302	—	—	—	—	2,200
LG Electronics RUS, LLC		198,897	—	—	—	—	420
LG Electronics do Brasil Ltda.		298,679	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	44,691
Qingdao LG Inspur Digital Communication Co., Ltd.		271,405	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		286,420	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		160,842	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		448,468	—	—	—	—	1,371
LG Electronics Shenyang Inc.		109,844	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		13,050	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		523,623	—	—	—	—	298
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	5,664
LG Electronics Reynosa, S.A. DE C.V.		1,020,471	—	—	—	—	9

19.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi Entech Co., Ltd.	~~W~~	—	—	—	—	—	24,963
Hi Logistics Co., Ltd.		34	—	—	—	—	24,832
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	7,183
Hientech (Tianjin) Co., Ltd.		—	—	—	—	—	19,149
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
Others		12	—	2	—	—	8,567

	~~W~~	3,799,237	—	299,035	40,436	—	141,028

	~~W~~	5,920,777	25,577	1,380,403	463,978	185,188	290,328

19.	Related Parties and Others, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	—	14,657	—	182

Associates and their subsidiaries
New Optics Ltd.	~~W~~	1,000	—	8,616	8,584
New Optics USA, Inc.		—	—	—	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		833	956	6,515	6,349
TLI Inc.		—	—	—	15,232
AVACO Co., Ltd.		—	—	—	20,064
AVATEC Co., Ltd.		—	—	5,190	5,493
Paju Electric Glass Co., Ltd.		—	—	71,685	68,066
Shinbo Electric Co., Ltd.		85,011	73,549	64,693	71,231
Narenanotech Corporation		300	283	2,826	2,242
ADP System Co., Ltd.		—	—	—	615
YAS Co., Ltd.		833	956	3,531	5,248

	~~W~~	87,977	75,744	163,056	208,437

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	357,577	407,498	160,309	118,073

19.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	4,651	12,736	—	—
LG Electronics do Brasil Ltda.		14,299	5,835	27	—
LG Electronics RUS, LLC		47,686	43,342	—	—
LG Innotek Co., Ltd.		1,070	311	50,919	76,240
Qingdao LG Inspur Digital Communication Co., Ltd.		7,007	30,038	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		72,963	107,450	5	—
LG Electronics Mexicalli, S.A. DE C.V.		11,959	14,626	13	—
LG Electronics Mlawa Sp. z o.o.		222,480	69,879	27	—
LG Electronics Nanjing New Technology Co., Ltd.		51,794	25,195	78	87
LG Electronics Taiwan Taipei Co., Ltd.		3,510	847	—	—
LG Electronics Reynosa, S.A. DE C.V.		93,873	120,940	259	—
LG Electronics Wroclaw Sp. z o.o.		27,907	126,898	17	4
LG Electronics Vietnam Haiphong Co., Ltd.		35,121	20,296	7	—
LG Electronics Almaty Kazakhstan		4,200	1,532	—	—
LG Electronics S.A. (Pty) Ltd		5,941	1,406	3	—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	1,304	2,244
LG Hitachi Water Solutions Co., Ltd.		—	—	108,119	13,811
Hientech (Tianjin) Co., Ltd.		—	—	3,746	966
Hi Entech Co., Ltd.		—	—	4,080	3,695
Others		526	15,692	1,638	484

	~~W~~	604,987	597,023	170,242	97,531

	~~W~~	1,050,541	1,094,922	493,607	424,223

19.	Related Parties and Others, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*)
Associates	January 1, 2015		Increase	Decrease	December 31, 2015
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)	~~W~~	—	1,000	—	1,000
Narenanotech Corporation		—	300	—	300
YAS Co., Ltd.		—	1,000	—	1,000

	~~W~~	—	2,300	—	2,300

(*)	Loans are presented based on nominal amounts.

19.	Related Parties and Others, Continued

(f)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2016 and 2015 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	65	941,355	30	106,790
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	384,480	—	79,117
Serveone Co., Ltd.		3,476	1,092,483	20,157	398,671
Serveone (Nanjing) Co., Ltd.		—	104,743	—	47,485
Serveone Construction Co., Ltd.		—	50,204	—	8,951
Serveone (Guangzhou) Co., Ltd.		—	90,973	—	19,719
Serveone Vietnam Co., Ltd.		—	4,562	—	587
Silicon Works Co., Ltd.		409	583,508	13	106,313
Hi Logistics (China) Co., Ltd.		—	12,882	—	1,535
LG CNS Co., Ltd.		550	183,181	—	89,152
LG CNS China Inc.		5	39,730	—	8,597
LG N-Sys Inc.		—	13,618	—	9,259
LG International Corp.		17,706	86,008	16,951	16,930
LG International (America) Inc.		20,940	48,551	3,594	20,449
LG International (Japan) Ltd.		139,324	842,483	14,603	125,689
LG International (HongKong) Ltd.		12,500	157	346	—

19.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International (Singapore) Pte., Ltd.	~~W~~	425,025	1,810	31,071	—
LG International (Deutschland) GmbH		509	8,848	—	4,935
Pantos Logistics Co., Ltd.		20	72,722	—	8,183
Pantos Logistics (China) Co., Ltd.		—	12,841	—	1,045
Pantos Logistics (Shanghai) Co., Ltd.		—	21,249	—	2,251
Pantos Logistics (Shenzhen) Co., Ltd.		—	94,972	—	8,577
LG Management Development Institute		—	9,720	3,480	376
HS Ad Inc.		—	5,219	—	1,465
LG Corp.		—	59,038	7,937	—
Hi Logistics Co., Ltd.		24	16,356	—	—
Others		1,862	15,466	2,732	2,491

	~~W~~	622,415	4,797,159	100,914	1,068,567

19.	Related Parties Others, Continued

(In millions of won)
	For the year ended December 31, 2015			December 31, 2015
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	1,327,266	—	123,386
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	341,631	—	69,799
Serveone Co., Ltd.		529	673,235	19,662	153,624
Serveone (Nanjing) Co., Ltd.		—	88,374	—	37,376
Serveone Construction Co., Ltd.		—	49,059	—	16,770
Serveone (Guangzhou) Co., Ltd.		—	77,633	—	20,252
Silicon Works Co., Ltd.		—	491,640	—	107,683
LG CNS Co., Ltd.		297	189,549	—	96,395
LG CNS China Inc.		—	43,084	—	16,292
LG N-Sys Inc.		—	18,503	—	15,103
LG International Corp.		50,113	94,331	2,205	8,456
LG International (America) Inc.		28,932	40,733	3,161	4,270
LG International (Japan) Ltd.		231,142	765,907	22,018	150,152
LG International (HongKong) Ltd.		4,513	321	—	—
LG International (Singapore) Pte. Ltd.		690,022	155	133,161	39
LG International (Deutschland) GmbH		—	5,289	—	1,741
Pantos Logistics Co., Ltd.		—	26,107	—	5,283
Pantos Logistics (China) Co., Ltd.		—	7,187	—	1,127
Pantos Logistics (Shanghai) Co., Ltd.		—	10,193	—	2,677
Pantos Logistics (Shenzhen) Co., Ltd.		—	31,227	—	6,379
LG Management Development Institute		—	8,774	3,480	317

19.	Related Parties Others, Continued

(In millions of won)
	For the year ended December 31, 2015			December 31, 2015
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
HS Ad Inc.	~~W~~	—	43,801	—	25,447
LG Corp.		—	62,146	4,540	3,487
Lusem Co., Ltd.		66	63,616	60	1,327
Hi Logistics Co., Ltd.		7	4,612	—	2,552
Others		1,878	13,104	2,118	2,118

	~~W~~	1,007,499	4,477,477	190,405	872,052

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2016 and 2015.

(a)	Revenue by geography

(In millions of won)
Region	2016		2015
Domestic	~~W~~	1,825,191	2,217,516
Foreign
China		18,367,767	19,375,401
Asia (excluding China)		2,148,676	2,605,753
United States		2,053,317	1,981,021
Europe (excluding Poland)		983,672	1,064,122
Poland		1,125,451	1,140,071

	~~W~~	24,678,883	26,166,368

	~~W~~	26,504,074	28,383,884

Sales to Company A and Company B amount to ~~W~~9,122,385 million and ~~W~~5,808,630 million, respectively, for the year ended December 31, 2016 (2015: ~~W~~9,900,220 million and ~~W~~6,682,226 million). The Group’s top 10 end-brand customers together accounted for 82% of sales for the year ended December 31, 2016 (2015: 82%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2016			December 31, 2015
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	8,758,171	673,966	7,719,079	607,402
Foreign
China		3,079,724	23,298	2,728,047	19,946
Others		193,554	197,673	98,894	211,382

	~~W~~	3,273,278	220,971	2,826,941	231,328

	~~W~~	12,031,449	894,937	10,546,020	838,730

20.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2016		2015
Televisions	~~W~~	10,132,520	10,853,598
Desktop monitors		4,035,195	4,553,138
Tablet products		2,695,808	2,509,911
Notebook computers		2,383,532	2,508,878
Mobile and others		7,257,019	7,958,359

	~~W~~	26,504,074	28,383,884

21.	Revenue

Details of revenue for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Sales of goods	~~W~~	26,463,563	28,344,700
Royalties		17,122	18,674
Others		23,389	20,510

	~~W~~	26,504,074	28,383,884

22.	The Nature of Expenses and Others

The	classification of expenses by nature for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Changes in inventories	~~W~~	63,884	402,429
Purchases of raw materials, merchandise and others		14,244,942	14,705,757
Depreciation and amortization		3,021,571	3,375,856
Outsourcing fees		819,742	1,011,084
Labor costs		3,022,607	3,104,043
Supplies and others		1,053,245	1,062,820
Utility		840,664	836,600
Fees and commissions		638,732	580,235
Shipping costs		224,742	231,830
Advertising		67,636	265,755
Warranty expenses		166,691	146,829
Travel		73,807	71,457
Taxes and dues		74,506	76,640
Others		927,218	1,036,131

	~~W~~	25,239,987	26,907,466

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

23.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	276,824	268,182
Expenses related to defined benefit plans		28,999	26,967
Other employee benefits		89,717	88,191
Shipping costs		191,442	199,774
Fees and commissions		192,786	191,106
Depreciation		129,225	118,719
Taxes and dues		30,523	30,958
Advertising		67,636	265,755
Warranty expenses		166,691	146,829
Rent		25,840	24,184
Insurance		11,561	10,826
Travel		23,343	24,411
Training		14,464	15,515
Others		55,365	59,400

	~~W~~	1,304,416	1,470,817

24.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Salaries and wages	~~W~~	2,418,869	2,468,767
Other employee benefits		459,730	450,651
Contributions to National Pension plan		69,588	66,191
Expenses related to defined benefit plan		220,962	199,033

	~~W~~	3,169,149	3,184,642

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Foreign currency gain	~~W~~	1,543,909	1,221,066
Gain on disposal of property, plant and equipment		14,637	18,179
Reversal of impairment loss on intangible assets		—	80
Rental income		5,152	4,858
Others		27,126	29,650

	~~W~~	1,590,824	1,273,833

(b)	Details of other non-operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Foreign currency loss	~~W~~	1,420,502	1,177,634
Loss on disposal of property, plant and equipment		7,466	4,037
Impairment loss on property, plant, and equipment		1,610	3,027
Loss on disposal of intangible assets		75	29
Impairment loss on intangible assets		138	239
Donations		22,221	14,114
Expenses related to legal proceedings or claims and others		15,819	127,702

	~~W~~	1,467,831	1,326,782

26.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance income
Interest income	~~W~~	42,079	57,080
Foreign currency gain		81,554	77,879

Gain on disposal of investments in equity accounted investees		11,367	23,268
Gain on transaction of derivatives		4,427	602
Gain on valuation of derivatives		244	—

	~~W~~	139,671	158,829

Finance costs
Interest expense	~~W~~	114,519	127,598
Foreign currency loss		132,320	155,728
Loss on valuation of Financial asset at fair value through profit or loss		118	—
Loss on impairment of available-for-sale financial assets		3,757	—

Loss on disposal of investments in equity accounted investees		5,643	481
Loss on impairment of investments in equity accounted investees		6,137	26,791
Loss on sale of trade accounts and notes receivable		2,886	4,909
Loss on transaction of derivatives		334	722
Loss on valuation of derivatives		472	—

	~~W~~	266,186	316,229

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Foreign currency translation differences for foreign operations	~~W~~	(90,503)	44,913
Net change in fair value of available-for-sale financial assets		(77)	(288)
Tax effect		19	214

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(90,561)	44,839

27.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current tax expense
Current year	~~W~~	361,237	277,264
Deferred tax expense (benefit)

Origination and reversal of temporary differences		(49,190)	123,458
Change in unrecognized deferred tax assets		72,678	9,804

	~~W~~	23,488	133,262

Income tax expense	~~W~~	384,725	410,526

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016				2015
	Before tax		Tax benefit (expense)	Net of tax	Before tax	Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	19	(58)	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		155,346	(37,594)	117,752	(110,257)	26,682	(83,575)
Foreign currency translation differences for foreign operations		(90,503)	—	(90,503)	44,913	144	45,057
Change in equity of equity method investee		(5,216)	—	(5,216)	18,569	—	18,569

	~~W~~	59,550	(37,575)	21,975	(47,063)	26,896	(20,167)

27.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	2016			2015
Profit for the year	~~W~~		931,058		1,023,456
Income tax expense			384,725		410,526

Profit before income tax			1,316,233		1,433,982

Income tax expense using the statutory tax rate of each country		33.49%	440,753	32.56%	466,848
Non-deductible expenses		3.39%	44,606	2.66%	38,208
Tax credits		(11.45%)	(150,663)	(8.12%)	(116,439)
Change in unrecognized deferred tax assets		5.52%	72,678	0.68%	9,804
Others		(1.72%)	(22,649)	0.85%	12,105

Actual income tax expense	~~W~~		384,725		410,526

Actual effective tax rate			29.23%		28.63%

28.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2016, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~149,616 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2016, the Controlling Company recognized deferred tax assets of ~~W~~287,400 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021
Tax credit carryforwards	~~W~~	14,074	35,500	—	—	58,391

28.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total

	December, 31, 2016		December, 31, 2015	December, 31, 2016	December, 31, 2015	December, 31, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,190)	(2,388)	(1,190)	(2,388)
Inventories, net		35,771	46,449	—	—	35,771	46,449
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		10,817	58,962	—	—	10,817	58,962
Investments in equity accounted investees and subsidiaries		34,777	9,121	—	—	34,777	9,121
Accrued expenses		122,998	122,002	—	—	122,998	122,002
Property, plant and equipment		338,860	271,252	—	—	338,860	271,252
Intangible assets		744	817	(31,771)	(34,663)	(31,027)	(33,846)
Provisions		15,051	14,152	—	—	15,051	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		21,435	25,253	—	—	21,435	25,253
Tax credit carryforwards		287,400	385,017	—	—	287,400	385,017

Deferred tax assets (liabilities)	~~W~~	867,864	933,036	(32,961)	(37,070)	834,903	895,966

28.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	January 1, 2015		Profit or loss	Other comprehensive income	Business combination	December 31, 2015	Profit or loss	Other comprehensive income	December 31, 2016
Other accounts receivable, net	~~W~~	(3,440)	1,052	—	—	(2,388)	1,198	—	(1,190)
Inventories, net		46,377	72	—	—	46,449	(10,678)	—	35,771
Available-for-sale financial assets		(88)	(1)	70	—	(19)	—	19	—
Defined benefit liabilities, net		112,213	(79,933)	26,682	—	58,962	(10,551)	(37,594)	10,817
Investments in equity accounted investees and subsidiaries		29,839	(20,718)	—	—	9,121	25,656	—	34,777
Accrued expenses		177,163	(55,161)	—	—	122,002	996	—	122,998
Property, plant and equipment		236,848	34,404	—	—	271,252	67,608	—	338,860
Intangible assets		1,423	(1,339)	—	(33,930)	(33,846)	2,819	—	(31,027)
Provisions		12,710	1,442	—	—	14,152	899	—	15,051
Gain or loss on foreign currency translation, net		168	(157)	—	—	11	—	—	11
Others		25,944	(835)	144	—	25,253	(3,818)	—	21,435
Tax credit carryforwards		397,105	(12,088)	—	—	385,017	(97,617)	—	287,400

Deferred tax assets (liabilities)	~~W~~	1,036,262	(133,262)	26,896	(33,930)	895,966	(23,488)	(37,575)	834,903

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% as of December 31, 2016.

29.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(In won and No. of shares)	2016		2015

Profit attributable to owners of the Controlling Company	~~W~~	906,714,278,688	966,553,061,333
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	2,534	2,701

For the years ended December 31, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2016 and 2015 are not calculated since there was no potential common stock.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	2016		2015
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	809,406	182,424

During the year ended December 31, 2016, the Controlling Company acquired Suzhou Lehui Display Co., Ltd. through the exchange of equity interests (note 31).

31.	Business Combinations

In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. which is engaged in manufacturing TV sets and Suzhou Lehui Display Co., Ltd. which is engaged in manufacturing LCD monitor sets. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred (*1)	~~W~~	125,217
Identifiable assets acquired and liabilities assumed:
Trade accounts and notes receivable		73,653
Inventories		41,804
Other current assets		77,950
Property, plant and equipment		17,790
Other non-current assets		4,968
Trade accounts and notes payable		(89,493)
Other current liabilities		(6,078)

Identifiable net assets		120,594
Goodwill (*2)		4,623

(*1)	Consideration transferred presents the fair value of the Controlling Company’s interest in Suzhou Lehui Display Co., Ltd., which was measured using Discounted Cash Flow method.
(*2)	Goodwill amounting to ~~W~~4,623 million arose from specialized knowledge and experience.

The Controlling Company recognized ~~W~~4,013 million for the difference between the carrying amount and the fair value as finance income in the consolidated statements of comprehensive income for the year ended December 31, 2016 regarding the previously held 51% ownership in Suzhou Raken Technology Co., Ltd.

See note 1(c) for the financial information of Suzhou Lehui Display Co., Ltd. included in the consolidated financial statements since acquisition. The revenue and profit or loss of the Group for the year ended December 31, 2016, as though the acquisition date for the business combination occurred in July 2016 had been as of the beginning of the annual reporting period, were not disclosed as they are not estimated reliably since the revenue and profit or loss of Suzhou Lehui Display Co., Ltd. from the beginning of 2016 to acquisition date are not available and the costs to develop such information would be excessive.

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Contents

Page

Independent Auditors’ Report	140

Separate Statements of Financial Position	142

Separate Statements of Comprehensive Income	143

Separate Statements of Changes in Equity	144

Separate Statements of Cash Flows	145

Notes to the Separate Financial Statements	147

Independent Accountants’ Review Report on Internal Accounting Control System	91

Report on the Operation of Internal Accounting Control System	92

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”) which comprise the separate statements of financial position of the Company as of December 31, 2016 and 2015, the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the separate financial position of the Company as of December 31, 2016 and 2015, and its separate financial performance and its separate cash flows for the years then ended in accordance with K-IFRS.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2017

This report is effective as of February 21, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Assets
Cash and cash equivalents	6, 13	~~W~~	259,467	108,044
Deposits in banks	6, 13		1,076,520	1,432,102
Trade accounts and notes receivable, net	7, 13, 17, 20		5,128,925	4,219,941
Other accounts receivable, net	7, 13		403,744	499,882
Other current financial assets	8, 13		7,696	3,609
Inventories	9		1,706,983	1,850,213
Other current assets	7		129,240	132,539

Total current assets			8,712,575	8,246,330

Deposits in banks	6, 13		13	13
Investments	10		2,656,026	2,543,205
Other non-current financial assets	8, 13		52,649	41,518
Property, plant and equipment, net	11		8,757,973	7,719,022
Intangible assets, net	12		673,966	607,398
Deferred tax assets	28		653,613	771,506
Other non-current assets	7		305,935	281,701

Total non-current assets			13,100,175	11,964,363

Total assets		~~W~~	21,812,750	20,210,693

Liabilities
Trade accounts and notes payable	13, 20	~~W~~	2,738,383	3,149,383
Current financial liabilities	13, 14		667,735	1,416,112
Other accounts payable	13		1,921,141	1,179,010
Accrued expenses			590,129	603,003
Income tax payable			155,641	1,013
Provisions	16		54,040	108,545
Advances received			18,944	11,143
Other current liabilities	16		30,331	37,770

Total current liabilities			6,176,344	6,505,979

Non-current financial liabilities	13, 14		3,185,449	1,953,549
Non-current provisions	16		8,155	11,817
Defined benefit liabilities, net	15		142,212	353,223
Other non-current liabilities	16		65,143	56,542

Total non-current liabilities			3,400,959	2,375,131

Total liabilities			9,577,303	8,881,110

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	19		8,195,255	7,289,333
Reserves	18		—	58

Total equity			12,235,447	11,329,583

Total liabilities and equity		~~W~~	21,812,750	20,210,693

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Note	2016		2015

Revenue	20, 21	~~W~~	24,419,295	25,856,426
Cost of sales	9, 20		(21,748,952)	(22,850,385)

Gross profit			2,670,343	3,006,041

Selling expenses	23		(414,053)	(599,255)
Administrative expenses	23		(428,862)	(427,030)
Research and development expenses			(1,118,290)	(1,208,900)

Operating profit			709,138	770,856

Finance income	26		462,504	631,525
Finance costs	26		(141,765)	(184,283)
Other non-operating income	25		1,254,374	953,004
Other non-operating expenses	25		(1,046,484)	(989,476)

Profit before income tax			1,237,767	1,181,626
Income tax expense	27		270,689	213,417

Profit for the year			967,078	968,209

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	15, 27		155,346	(110,257)
Related income tax	15, 27		(37,594)	26,682

			117,752	(83,575)

Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	26, 27		(77)	(288)
Related income tax	26, 27		19	70

			(58)	(218)

Other comprehensive income (loss) for the year, net of income tax			117,694	(83,793)

Total comprehensive income for the year		~~W~~	1,084,772	884,416

Earnings per share (In won)
Basic earnings per share	29	~~W~~	2,703	2,706

Diluted earnings per share	29	~~W~~	2,703	2,706

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	6,583,607	276	10,624,075

Total comprehensive income (loss) for the year
Profit for the year		—	—	968,209	—	968,209

Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(218)	(218)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(83,575)	—	(83,575)

Total other comprehensive loss		—	—	(83,575)	(218)	(83,793)

Total comprehensive income (loss) for the year	~~W~~	—	—	884,634	(218)	884,416

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive income for the year
Profit for the year		—	—	967,078	—	967,078

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752

Total other comprehensive income (loss)		—	—	117,752	(58)	117,694

Total comprehensive income (loss) for the year	~~W~~	—	—	1,084,830	(58)	1,084,772

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from operating activities:
Profit for the year		~~W~~	967,078	968,209
Adjustments for:
Income tax expense	27		270,689	213,417
Depreciation	11, 22		1,864,164	2,353,189
Amortization of intangible assets	12, 22		349,095	384,968
Gain on foreign currency translation			(205,891)	(46,051)
Loss on foreign currency translation			105,240	43,343
Expenses related to defined benefit plans	15, 24		220,784	198,765
Gain on disposal of property, plant and equipment			(58,142)	(40,782)
Loss on disposal of property, plant and equipment			6,428	3,873
Impairment loss on property, plant and equipment			—	423
Gain on disposal of intangible assets			(900)	—
Loss on disposal of intangible assets			75	18
Impairment loss on intangible assets			138	239
Reversal of impairment loss on intangible assets			—	(80)
Finance income			(455,587)	(624,197)
Finance costs			126,555	173,425
Other income			(15,546)	(12,300)
Other expenses			140,174	232,820

			2,347,276	2,881,070

Change in trade accounts and notes receivable			(710,920)	(626,908)
Change in other accounts receivable			(3,121)	25,456
Change in other current assets			47,946	105,246
Change in inventories			143,230	198,893
Change in other non-current assets			(91,028)	(75,094)
Change in trade accounts and notes payable			(504,825)	(859,928)
Change in other accounts payable			32,688	(349,948)
Change in accrued expenses			(19,505)	(63,900)
Change in other current liabilities			(8)	(1,910)
Change in other non-current liabilities			18,109	48,485
Change in provisions			(124,256)	(106,950)
Change in defined benefit liabilities, net			(276,449)	(279,509)

			(1,488,139)	(1,986,067)

Cash generated from operating activities			1,826,215	1,863,212
Income taxes paid			(43,470)	(194,219)
Interests received			32,315	40,797
Interests paid			(95,434)	(113,479)

Net cash provided by operating activities		~~W~~	1,719,626	1,596,311

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015

Cash flows from investing activities:
Dividends received	~~W~~	538,935	428,381
Proceeds from withdrawal of deposits in banks		2,682,102	2,306,672
Increase in deposits in banks		(2,326,520)	(2,204,752)
Acquisition of financial assets at fair value through profit or loss		(1,500)	—
Acquisition of available-for-sale financial assets		—	(3,290)
Proceeds from disposal of available-for-sale financial assets		487	2,263
Acquisition of investments		(131,357)	(285,950)
Proceeds from disposal of investments		30,125	41,928
Acquisition of property, plant and equipment		(2,549,822)	(1,606,797)
Proceeds from disposal of property, plant and equipment		331,534	489,422
Acquisition of intangible assets		(396,581)	(287,183)
Proceeds from disposal of intangible assets		1,166	1,135
Government grants received		4,425	4,328
Proceeds from settlement of derivatives		4,008	(35)
Proceeds from collection of short-term loans		6,070	—
Increase in long-term loans		(27,300)	(16,516)
Increase in deposits		(200)	(1,553)
Decrease in deposits		914	874
Acquisition of businesses, net of cash acquired		—	(160,000)

Net cash used in investing activities		(1,833,514)	(1,291,073)

Cash flows from financing activities:
Proceeds from short-term borrowings		107,345	—
Repayments of short-term borrowings		—	(219,839)
Proceeds from issuance of debentures		597,573	298,778
Proceeds from long-term debt		1,103,221	547,005
Repayments of current portion of long-term debt and debentures		(1,363,920)	(744,788)
Dividends paid		(178,908)	(178,908)

Net cash provided by (used in) financing activities		265,311	(297,752)

Net increase in cash and cash equivalents		151,423	7,486
Cash and cash equivalents at January 1		108,044	100,558

Cash and cash equivalents at December 31	~~W~~	259,467	108,044

See accompanying notes to the separate financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2016, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2016, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2016, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2016, there are 27,797,140 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 23, 2017, which will be submitted for approval to the shareholders’ meeting to be held on March 16, 2017.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 16 and 17)

•	Net realizable value of inventories (note 9)

•	Measurement of defined benefit obligations (note 15)

•	Deferred tax assets and liabilities (note 28)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2016, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(e)	Property, Plant and Equipment, Continued

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

3.	Summary of Significant Accounting Policies, Continued

(g)	Government Grants, Continued

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(q)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(r)	Changes in Accounting Policies

The Company has consistently applied the accounting policies to the separate financial statements for 2016 and 2015 except for the new amendment effective for annual periods beginning on or after January 1, 2016 as mentioned below.

(i)	K-IFRS 1027, Separate Financial Statements

The Company has adopted the amendment to K-IFRS No. 1027, Separate Financial Statements, since January 1, 2016. Amendment to K-IFRS 1027 introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. There is no impact of applying this amendment on the condensed separate interim financial statements.

(ii)	K-IFRS 1001, Presentation of Financial Statements

The Company has adopt the amendment to K-IFRS No. 1001, Presentation of Financial Statements, since January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided. There is no significant impact of applying this amendment on the condensed separate interim financial statements.

(s)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2016, and the Company has not early adopted them.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace the K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods January 1, 2018, with early adoption permitted. The Company plans to adopt K-IFRS No. 1109 in its separate financial statements for annual periods beginning on or after January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Company not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Company’s separate financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Company’s separate financial statements in 2018 is not known and cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Company plans to assess the impacts of adoption of K-IFRS No. 1109 on its separate financial statements, the accounting system and the internal controls in 2017. The Company plans to finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30. 2017 and disclose the results in its separate financial statements for the year ending December 31, 2017. The potential general impact on its separate financial statements resulting from the application of new standards are as follows:

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI	FVTPL(*2)
Hold to sell financial assets and others	FVTPL

(*1)	The Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Company may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Company. As of December 31, 2016, the Company recognized ~~W~~6,921,680 million of loans and receivable, ~~W~~5,708 million of available-for-sale financial assets and ~~W~~1,382 million of financial assets at fair value through profit or loss.

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

As of December 31, 2016, the Company recognized ~~W~~6,921,680 million of loans and receivables and ~~W~~154 million of debt instruments classified as available-for-sale financial assets and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2016, the Company recognized ~~W~~5,554 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2016, the Company recognized ~~W~~1,382 million of debt instrument classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI.

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, credit losses are recognized earlier than that under K-IFRS 1039.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2016, the Company recognized ~~W~~1,347 million of loss allowances for ~~W~~6,923,181 million of debt instrument measured at amortized cost such as loans, receivables and debt instrument classified available-for-sale financial asset.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Company. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Company can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

(ii)	K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 in its separate financial statements for annual periods beginning on January 1, 2018, using the retrospective approach. As a result, the Company also will apply retrospective approach for the comparative periods presented in its separate financial statements in accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors. The Company plans to use the practical expedients for completed contracts as of January 1, 2017 and accordingly the revenue in connection with those contracts will not be restated.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company plans to assess the impacts of adoption of K-IFRS No. 1115 on its separate financial statements, the accounting system and the internal controls in 2017. The Company plans to finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 2017 and disclose the results in its separate financial statements for the year ended December 31, 2017. The potential general impact on its separate financial statements resulting from the application of the new standard are as follows:

Variable Consideration

The consideration received from customers may be variable as the Company allows its customers the right to return their products, if any fault, according to the contracts. The Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled. Management believes that the adoption of the amendment is expected to have no significant impact on the separate statement of financial position of the Company.

(iii)	K-IFRS No. 1007, Statement of Cash Flows

The amendment to K-IFRS No. 1007, Statement of Cash Flows, is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Management plans to include additional required disclosures in its separate financial statements for the year ending December 31, 2017 in accordance with the amendment to K-IFRS No. 1007.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(iv)	K-IFRS No. 1012, Income Taxes

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the separate statement of financial position of the Company.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2016		December 31, 2015

Total liabilities	~~W~~	9,577,303	8,881,110
Total equity		12,235,447	11,329,583
Cash and deposits in banks (*1)		1,335,987	1,540,146
Borrowings (including bonds)		3,852,712	3,369,576
Total liabilities to equity ratio		78%	78%
Net borrowings to equity ratio (*2)		21%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	259,467	108,044
Deposits in banks
Time deposits	~~W~~	1,004,134	1,361,602
Restricted cash (*)		72,386	70,500

	~~W~~	1,076,520	1,432,102

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	13	13

	~~W~~	1,336,000	1,540,159

(*)	Restricted cash includes mutual growth fund amounting to ~~W~~70,500 million to aid LG Group’s second and third-tier suppliers, pledge amounting to ~~W~~1,886 million to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015

Trade, net	~~W~~	275,413	257,736
Due from related parties		4,853,512	3,962,205

	~~W~~	5,128,925	4,219,941

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current assets
Non-trade receivable, net	~~W~~	395,534	486,884
Accrued income		8,210	12,998

	~~W~~	403,744	499,882

Due from related parties included in other accounts receivable, as of December 31, 2016 and 2015 are ~~W~~308,756 million and ~~W~~422,591 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current assets
Advance payments	~~W~~	7,240	8,313
Prepaid expenses		65,842	48,551
Value added tax refundable		56,158	75,675

	~~W~~	129,240	132,539

Non-current assets
Long-term prepaid expenses	~~W~~	304,935	279,901
Long-term advanced payment		1,000	1,800

	~~W~~	305,935	281,701

8.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Available-for-sale financial assets	~~W~~	—	558
Short-term loans		7,696	3,051

		7,696	3,609

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	—
Available-for-sale financial assets		5,708	9,462
Deposits		13,422	14,103
Long-term loans		29,562	12,805
Long-term non-trade receivable		2,331	5,148
Derivatives		244	—

	~~W~~	52,649	41,518

Other financial assets of related parties as of December 31, 2016 and 2015 are ~~W~~3,488 million and ~~W~~2,683 million, respectively.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current assets
Debt securities
Government bonds	~~W~~	—	558
Non-current assets
Debt securities
Government bonds	~~W~~	154	151
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	2,673
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	3,372

	~~W~~	5,554	9,311

	~~W~~	5,708	10,020

9.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Finished goods	~~W~~	527,658	542,404
Work-in-process		633,422	685,024
Raw materials		312,013	358,937
Supplies		233,890	263,848

	~~W~~	1,706,983	1,850,213

For the years ended December 31, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	21,748,952	22,850,385
Including: inventory write-downs		185,454	342,623
Including: reversal and usage of inventory write-downs		(342,623)	(299,948)

There were no significant reversals of inventory write-downs recognized during 2016 and 2015.

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2016			December 31, 2015
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.(*1)	Nanjing, China	Manufacture Display products	100%		593,726	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
LG Display U.S.A., Inc. (*2)	McAllen, U.S.A.	Manufacture and sell Display products	—		—	100%		228
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*3)	Guangzhou, China	Manufacture and Sell Display products	51%		723,086	52%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*4)	Haiphong, Vietnam	Manufacture Display Products	100%		117,378	—		—
Suzhou Lehui Display Co., Ltd.(*5)	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	—		—

				~~W~~	2,519,440		~~W~~	2,266,671

10.	Investments, Continued

(a)	Investments in joint ventures consist of the following:, Continued

(*1)	In December 2016, the Company contributed ~~W~~13,979 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*2)	As of December 31, 2016, LG Display U.S.A., Inc., a subsidiary of the Company, completed liquidation. In March 2016, the Company received ~~W~~380 million and recognized ~~W~~152 million for the difference between the collection amount and the carrying amount as finance income.
(*3)	In October 2016, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~1,465 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Company’s ownership percentage in LGDCA decreased from 51.5% to 51.4% as a result.
(*4)	In May 2016, the Company established LG Display Vietnam Haiphong Co., Ltd. to manufacture Display products.
(*5)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2016			December 31, 2015
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd. (*)	Suzhou, China	Manufacture LCD modules and LCD TV sets	—	~~W~~	—	51%	~~W~~	120,184

(*)	In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. As a result of exchange of equity interests, the Company currently does not hold interest in Suzhou Raken Technology Co., Ltd.

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2016			December 31, 2015
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
TLI Inc.(*1)	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	—		—	10%		6,961
AVACO Co., Ltd.(*2)	Daegu, South Korea	Manufacture and sell equipment for FPDs	—		—	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
IINVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd)	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.(*3)	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	21%		11,900
LB Gemini New Growth Fund No.16 (*4)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		2,510	31%		7,660
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		7,568
YAS Co., Ltd. (*5)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	18%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd. (*6)	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	16%		10,600
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	136,586		~~W~~	156,350

(*1)	In 2016, the Company disposed of the entire investments in TLI Inc. for ~~W~~7,839 million and recognized ~~W~~878 million for the difference between the disposal amount and the carrying amount as finance income.
(*2)	In 2016, the Company disposed of the entire investments in AVACO Co., Ltd. for ~~W~~16,756 million and recognized ~~W~~10,735 million for the difference between the disposal amount and the carrying amount as finance income.
(*3)	In 2016, the Company recognized an impairment loss of ~~W~~1,632 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd. (“WooRee E&L”). In 2016, the Company’s ownership percentage in WooRee E&L decreased from 21% to 14% as the Company did not participate in the capital increase of WooRee E&L.

10.	Investments, Continued

(*4)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Company received ~~W~~2,820 million and ~~W~~2,330 million, respectively, from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*5)	The Company’s ownership percentage in YAS Co., Ltd. decreased from 19% to 18% as the Company did not participate in the capital increase of YAS Co., Ltd.
(*6)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

For the years ended December 31, 2016 and 2015, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~409,798 million and ~~W~~556,881 million, respectively.

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,158,596
Accumulated depreciation as of January 1, 2016		—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)
Accumulated impairment loss as of January 1, 2016		—	—	(3,156)	—	—	—	(3,156)

Book value as of January 1, 2016	~~W~~	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022
Additions		—	—	—	—	3,208,435	—	3,208,435
Depreciation		—	(222,889)	(1,595,161)	(36,559)	—	(9,555)	(1,864,164)
Disposals		(1,304)	(2,743)	(295,974)	(14)	—	(860)	(300,895)
Others (*2)		—	6,508	1,253,214	26,329	(1,302,317)	16,266	—
Government grants received		—	(638)	(1,901)	—	(1,886)	—	(4,425)

Book value as of December 31, 2016	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973

Acquisition cost as of December 31, 2016	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238

Accumulated depreciation as of December 31, 2016	~~W~~	—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	~~W~~	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467
Accumulated depreciation as of January 1, 2015		—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)
Accumulated impairment loss as of January 1, 2015		—	—	(8,097)	—	—	—	(8,097)

Book value as of January 1, 2015	~~W~~	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301
Additions		—	—	—	—	1,825,189	—	1,825,189
Business combinations (*2)		—	—	24,466	447	—	2,054	26,967
Depreciation		—	(221,684)	(2,082,362)	(38,619)	—	(10,524)	(2,353,189)
Impairment loss		—	—	(423)	—	—	—	(423)
Disposals		(2,091)	(5,335)	(457,172)	(906)	—	(9,991)	(475,495)
Others (*3)		30,277	38,579	1,943,699	57,809	(2,088,361)	17,997	—
Government grants received		—	—	(4,328)	—	—	—	(4,328)

Book value as of December 31, 2015	~~W~~	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022

Acquisition cost as of December 31, 2015	~~W~~	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,185,596

Accumulated depreciation as of December 31, 2015	~~W~~	—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(3,156)	—	—	—	(3,156)

(*1)	As of December 31, 2015, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business.
(*3)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Capitalized borrowing costs	~~W~~	16,909	13,696
Capitalization rate		2.91%	3.73%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2016	~~W~~	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593
Accumulated amortization as of January 1, 2016		(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,159	—	800	—	71,895	—	—	—	—	93,854
Amortization (*1)		(21,060)	(66,783)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(349,095)
Disposals		(5)	—	(336)	—	—	—	—	—	—	(341)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	56,740	—	—	(56,740)	—	—	—	—	—

Book value as of December 31, 2016	~~W~~	121,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966

Acquisition cost as of December 31, 2016	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923

Accumulated amortization as of December 31, 2016	~~W~~	(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2015	~~W~~	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174
Accumulated amortization as of January 1, 2015		(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	~~W~~	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078
Additions - internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions - external purchases		16,077	—	2,014	—	77,985	—	—	—	—	96,076
Business combinations (*1)		29,153	144	—	—	—	35,165	—	57,995	—	122,457
Amortization (*2)		(17,416)	(69,229)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(384,968)
Disposals		—	—	(1,153)	—	—	—	—	—	—	(1,153)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	80,533	—	—	(80,533)	—	—	—	—	—

Book value as of December 31, 2015	~~W~~	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398

Acquisition cost as of December 31, 2015	~~W~~	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593

Accumulated amortization as of December 31, 2015	~~W~~	(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(9,873)	—	—	—	—	—	—	(9,873)

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business.
(*2)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	259,467	108,044
Deposits in banks		1,076,533	1,432,115
Trade accounts and notes receivable, net		5,128,925	4,219,941
Non-trade receivable, net		395,534	486,884
Accrued income		8,210	12,998
Available-for-sale financial assets		154	709
Financial asset at fair value through profit or loss		1,382	—
Deposits		13,422	14,103
Short-term loans		7,696	3,051
Long-term loans		29,562	12,805
Long-term non-trade receivable		2,331	5,148
Derivatives		244	—

	~~W~~	6,923,460	6,295,798

In addition to the financial assets above, as of December 31, 2016 and 2015, the Company provides no guarantee and payment guarantees of ~~W~~158,220 million, respectively, for its subsidiaries.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

13.	Financial Instruments, Continued

(a)	Credit Risk, Continued

(ii)	Impairment loss

The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term Non-trade receivable

Not past due	~~W~~	5,128,853	400,829	2,354	(520)	(380)	(23)
Past due 1-15 days		113	2,281	—	—	(20)	—
Past due 16-30 days		394	309	—	—	—	—
Past due 31-60 days		63	639	—	—	(6)	—
Past due more than 60 days		22	490	—	—	(398)	—

	~~W~~	5,129,445	404,548	2,354	(520)	(804)	(23)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

13.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable

Not past due	~~W~~	4,203,896	498,030	5,200	(434)	(388)	(52)
Past due 1-15 days		71	1,257	—	(1)	(12)	—
Past due 16-30 days		9	368	—	—	(2)	—
Past due 31-60 days		—	38	—	—	—	—
Past due more than 60 days		16,565	595	—	(165)	(4)	—

	~~W~~	4,220,541	500,288	5,200	(600)	(406)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	2016				2015
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	600	406	52	10,125	477	79
(Reversal of) bad debt expense		(80)	398	(29)	429	(71)	(27)
Write-off		—	—	—	(9,954)	—	—

Balance at the reporting date	~~W~~	520	804	23	600	406	52

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,971,894	2,055,783	317,298	16,358	629,250	1,031,135	61,742
Unsecured bond issues		1,880,818	1,999,660	204,327	211,498	536,350	966,390	81,095
Trade accounts and notes payable		2,738,383	2,738,383	2,738,383	—	—	—	—
Other accounts payable		1,921,141	1,921,605	1,918,945	2,660	—	—	—
Long-term other accounts payable		3,528	3,990	—	—	3,990	—	—
Derivative financial liabilities
Derivatives		472	478	134	164	180	—	—

	~~W~~	8,516,236	8,719,899	5,179,087	230,680	1,169,770	1,997,525	142,837

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	20	268	—	2	—
Trade accounts and notes receivable	3,929	1,315	—	—	—
Non-trade receivable	90	4,222	1,312	—	3
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,442)	(14,940)	—	—	—
Other accounts payable	(120)	(7,161)	(1)	(12)	(1)
Debt	(951)	—	—	—	—

Net exposure	1,528	(16,245)	1,311	(10)	2

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Non-trade receivable	13	3	2,325	—	—
Long-term non-trade receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

13.	Financial Instruments, Continued

(c)	Currency Risk, Continued

(i)	Exposure to currency risk, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	December 31, 2016		December 31, 2015
USD	~~W~~	1,159.83	1,131.30	~~W~~	1,208.50	1,172.00
JPY		10.67	9.35		10.37	9.72
CNY		174.40	179.47		173.26	178.48
PLN		294.41	300.22		287.62	300.79
EUR		1,283.95	1,256.17		1,267.60	1,280.53

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2016 and 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2016			December 31, 2015
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	69,986	69,986	~~W~~	33,048	33,048
JPY (5 percent weakening)		(6,383)	(6,383)		(9,469)	(9,469)
CNY (5 percent weakening)		8,609	8,609		15,727	15,727
PLN (5 percent weakening)		(109)	(109)		(171)	(171)
EUR (5 percent weakening)		96	96		(97)	(97)

A stronger won against the above currencies as of December 31, 2016 and 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	1,336,141	1,540,855
Financial liabilities		(2,203,378)	(2,289,334)

	~~W~~	(867,237)	(748,479)

Variable rate instruments
Financial liabilities	~~W~~	(1,649,334)	(1,080,327)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2016 and 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2016
Variable rate instruments(*)	~~W~~	(9,849)	9,849	(9,849)	9,849

December 31, 2015
Variable rate instruments(*)	~~W~~	(8,189)	8,189	(8,189)	8,189

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)
	December 31, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	154	154		709	709
Financial asset at fair value through profit or loss		1,382	1,382		—	—
Derivatives		244	244		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	259,467		(*)	108,044		(*)
Deposits in banks		1,076,533		(*)	1,432,115		(*)
Trade accounts and notes receivable		5,128,925		(*)	4,219,941		(*)
Non-trade receivable		395.534		(*)	486,884		(*)
Accrued income		8,210		(*)	12,998		(*)
Deposits		13,422		(*)	14,103		(*)
Short-term loans		7,696		(*)	3,051		(*)
Long-term loans		29,562		(*)	12,805		(*)
Long-term non-trade receivable		2,331		(*)	5,148		(*)
Liabilities carried at fair value
Derivatives	~~W~~	472	472		85	85
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,971,894	1,975,284		1,083,451	1,083,506
Unsecured bond issues		1,880,818	1,903,863		2,286,125	2,337,835
Trade accounts and notes payable		2,738,383		(*)	3,149,383		(*)
Other accounts payable		1,921,141	1,921,562		1,179,010	1,179,251
Long-term other accounts payable		3,528	3,891		8,384	8,987

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2016 and 2015 is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	729	2,673
Kyulux Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	3,372

	~~W~~	5,554	9,311

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii)	Financial Instruments measured at cost

The movement in the available-for-sale financial assets for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	729
Kyulux Inc.		3,266	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	1,559

		9,311	—	—	(3,757)	5,554

(In millions of won)
	December 31, 2015
	January 1, 2015		Acquisition	Disposal and others	Impairment	December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	—	2,673
Kyulux Inc.		—	3,266	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	—	3,372

		6,045	3,266	—	—	9,311

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2016 and 2015 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,975,284	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,921,562	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,083,506	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	8,987	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2016	December 31, 2015
Debentures, loans and others	1.48~2.68%	1.52~2.48%

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date is as follows:

(In millions of won)	December 31, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	113,209	—
Current portion of long-term debt		554,526	1,416,112

	~~W~~	667,735	1,416,112

Non-current
Won denominated borrowings	~~W~~	821,922	202,991
Foreign currency denominated borrowings		851,993	468,800
Bonds		1,511,062	1,281,673
Derivatives(*)		472	85

	~~W~~	3,185,449	1,953,549

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings of the reporting date is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2016 (%)(*)	December 31, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	113,209	—

Foreign currency equivalent		USD	94	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term borrowings at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,991	4,451
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, 5-year Industrial Financial Debenture rate + 0.60, CD rate (91days) + 0.64, CD rate (91days) + 0.74		620,000	—
Less current portion of long-term borrowings			(1,069)	(1,460)

		~~W~~	821,922	202,991

14.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
The Export-Import Bank and Others	3ML+0.55 ~1.40	~~W~~	1,027,225		879,000
Standard Chartered Bank Korea Limited	6ML+0.62		8,469		—

Foreign currency equivalent		USD	857	USD	750

Less current portion of long-term borrowings			(183,701)		(410,200)

		~~W~~	851,993		468,800

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2016 (%)	December 31, 2016		December 31, 2015
Won denominated bonds(*)
Publicly issued bonds	April 2017~ May 2022	1.73~3.73	~~W~~	1,885,000	2,290,000
Less discount on bonds				(4,182)	(3,875)
Less current portion				(369,756)	(1,004,452)

			~~W~~	1,511,062	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

15.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company or certain subsidiaries.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,400,621	1,381,073
Fair value of plan assets		(1,258,409)	(1,027,850)

	~~W~~	142,212	353,223

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Opening defined benefit obligations	~~W~~	1,381,073	1,114,219
Current service cost		210,504	187,500
Interest cost		39,420	38,776
Remeasurements (before tax)		(161,082)	104,817
Benefit payments		(65,089)	(66,592)
Transfers from (to) related parties		(4,205)	2,353

Closing defined benefit obligations	~~W~~	1,400,621	1,381,073

Weighted average remaining maturity of defined benefit obligations as of December 31, 2016, and 2015 are 14.3 years and 14.5 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Opening fair value of plan assets	~~W~~	1,027,850	790,509
Expected return on plan assets		29,140	27,511
Remeasurements (before tax)		(5,736)	(5,440)
Contributions by employer directly to plan assets		265,000	270,000
Benefit payments		(57,845)	(54,809)
Transfers from (to) related parties		—	79

Closing fair value of plan assets	~~W~~	1,258,409	1,027,850

15.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,258,409	1,027,850

As of December 31, 2016, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Company’s estimated additional contribution to the plan assets for the year ending December 31, 2017 is nil under the assumption that the Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Company would leave the Company on December 31, 2017.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	2016		2015
Current service cost	~~W~~	210,504	187,500
Net interest cost		10,280	11,265

	~~W~~	220,784	198,765

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2016		2015
Cost of sales	~~W~~	177,652	159,347
Selling expenses		12,335	11,300
Administrative expenses		16,486	14,809
Research and development expenses		14,311	13,309

	~~W~~	220,784	198,765

15.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Included in other comprehensive income
Balance at January 1	~~W~~	(280,885)	(197,310)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		70,258	15,567
Demographic assumptions		(4,605)	(22,267)
Financial assumptions		95,429	(98,117)
Return on plan assets		(5,736)	(5,440)

	~~W~~	155,346	(110,257)

Income tax	~~W~~	(37,594)	26,682

Balance at December 31	~~W~~	(163,133)	(280,885)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2016	December 31, 2015
Expected rate of salary increase	4.7%	5.1%
Discount rate for defined benefit obligations	3.0%	2.9%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2016	December 31, 2015
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2016 are as follows:

	Defined benefit obligation
	1% increase		1% decrease

Discount rate for defined benefit obligations	~~W~~	(174,724)	212,383
Expected rate of salary increase		206,250	(173,543)

16.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2016 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2016	~~W~~	61,245	55,077	4,040	120,362
Additions		12,471	131,213	873	144,557
Reversal		(14,887)	(631)	(3,248)	(18,766)
Usage and reclassification		(58,829)	(125,129)	—	(183,958)

Balance at December 31, 2016	~~W~~	—	60,530	1,665	62,195

Current	~~W~~	—	52,375	1,665	54,040
Non-current	~~W~~	—	8,155	—	8,155

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Current liabilities
Withholdings	~~W~~	24,840	28,958
Unearned revenues		5,491	8,812

	~~W~~	30,331	37,770

Non-current liabilities
Long-term accrued expenses	~~W~~	61,615	48,158
Long-term other accounts payable		3,528	8,384

	~~W~~	65,143	56,542

17.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds or the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. As of December 31, 2016, the case which has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review (“IPR”) is still stayed although IPR has been completed. The Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

The Company reached agreements on individual lawsuit and class actions in the United States and Canada, respectively, in connection with alleged violation of the antitrust laws during the year ended December 31, 2016.

Others

The Company is defending against various claims related to intellectual property and others in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2016.

17.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with KEB Hana Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,023 million (~~W~~2,445,376 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~198,765 million in connection with its domestic and export sales transactions and, as of December 31, 2016, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2016, the Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~48,340 million) with KEB Hana Bank, USD 80 million (~~W~~96,680 million) with Bank of China and USD 50 million (~~W~~60,425 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (~~W~~10,272 million) from Shinhan bank for value added tax payments in Poland and amounting to USD 75 million (~~W~~90,638 million) from Westchester Fire Insurance Company for the settlement of an litigation.

License agreements

As of December 31, 2016, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to December 31, 2016.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Retained Earnings

(a)	Retained earnings at the reporting date is as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Legal reserve	~~W~~	176,376	158,485
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(163,133)	(280,885)
Retained earnings		8,113,761	7,343,482

	~~W~~	8,195,255	7,289,333

(b)	For the years ended December 31, 2016 and 2015, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2016		2015
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	7,146,683	6,375,273
Profit for the year		967,078	968,209

		8,113,761	7,343,482
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	17,891
Cash dividend
(Dividend per common stock (%): 2016: ~~W~~500 (10%))		178,908	178,908

		196,799	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	7,916,962	7,146,683

(*)	For the years ended December 31, 2016 and 2015, the date of appropriation is March 16, 2017 and March 11, 2016, respectively.

20.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2016 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	NEW OPTICS USA, INC. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2016 and 2015 are as follows:

Classification	December 31, 2016	December 31, 2015
	-	ADP System Co., Ltd.
Subsidiaries of associates	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	-

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	-	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	Inspur LG Digital Mobile Communication Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	-	Hi Logistics Europe B.V
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

20.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	December 31, 2016	December 31, 2015
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	-	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicalli S.A.DE C.V.	-
	LG Electronics Reynosa S.A. DE C.V.	-
	LG Electronics Taiwan Taipei Co., Ltd.	-
	LG Electronics Shenyang Inc.	-
	LG Electronics Egypt S.A.E	-
	LG Electronics Wroclaw Sp. z o.o	-

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Short-term benefits	~~W~~	2,323	2,940
Expenses related to the defined benefit plan		897	378

	~~W~~	3,220	3,318

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

20.	Related Parties and Others, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	10,517,238	43,571	—	—	—	300
LG Display Japan Co., Ltd.		1,833,605	19,309	—	—	—	39
LG Display Germany GmbH		1,983,357	4,412	—	—	—	9,407
LG Display Taiwan Co., Ltd.		1,567,439	2,565	—	—	—	955
LG Display Nanjing Co., Ltd.		40,836	29,079	—	68	447,108	1
LG Display Shanghai Co., Ltd.		1,525,967	6,077	—	—	—	152
LG Display Poland Sp. z o.o.		2,080	—	—	—	44,791	34
LG Display Guangzhou Co., Ltd.		45,637	147,477	7,767	—	1,975,996	12,512
LG Display Shenzhen Co., Ltd.		1,853,041	1,594	—	—	—	28
LG Display Yantai Co., Ltd.		25,565	71,025	25,894	—	2,215,835	38,631
LG Display (China) Co., Ltd.		1,808	18,119	693,790	—	—	—
LG Display Singapore Pte LTD.		972,649	—	—	—	—	6
L&T Display Technology (Fujian) Limited		465,983	6,749	26	—	—	849
Nanumnuri Co., Ltd.		51	—	—	—	—	10,788
Global OLED Technology LLC		—	—	—	—	—	6,015
LG Display Guangzhou Trading Co., Ltd.		380,979	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		93,033	—	—	—	—	—

	~~W~~	21,309,268	349,977	727,477	68	4,683,730	79,717

20.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543

Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
NEW OPTICS USA, Inc		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		54	—	1,429	24,128	—	197
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	4,964	—	849
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—
Narenanotech Corporation		17	—	513	16,258	—	536
YAS Co., Ltd.		44	—	2,075	80,836	—	1,758

	~~W~~	2,617	29,918	565,984	126,186	78,274	10,566

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,560,575	—	22,059	443,328	—	101,120

20.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	45
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	108
LG Electronics Reynosa S.A. DE C.V.		75,692	—	—	—	—	1,655
LG Electronics do Brasil Ltda.		6,188	—	—	—	—	354
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics S.A. (Pty) Ltd.		21,236	—	—	—	—	39
LG Electronics Mexicalli, S.A. DE C.V..		11,871	—	—	—	—	77
LG Electronics RUS, LLC		10,476	—	—	—	—	1,042
LG Innotek Co., Ltd.		11,503	—	193,489	—	—	9,527
LG Hitachi Water Solutions Co., Ltd.		—	—	—	159,173	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		247,038	—	—	—	—	5
Qingdao LG Inspur Digital Communication Co., Ltd.		38,756	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Others		1	—	3	—	—	5,488

	~~W~~	677,198	—	193,492	159,173	—	43,738

	~~W~~	23,609,046	409,797	1,509,012	728,755	4,762,004	235,684

(*1)	Represents transactions occurred prior to exchange of equity interests. Details of its transactions are described in note 10.
(*2)	Represents transactions occurred prior to disposal of the entire investments in TLI Inc. and AVACO Co., Ltd.

20.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,229,009	—	2	—	—	19
LG Display Japan Co., Ltd.		1,564,664	—	39	—	—	959
LG Display Germany GmbH		2,123,553	—	—	—	—	11,993
LG Display Taiwan Co., Ltd.		1,961,207	1,999	—	—	—	719
LG Display Nanjing Co., Ltd.		31,697	42,847	13	—	403,088	—
LG Display Shanghai Co., Ltd.		1,487,056	31,902	—	—	—	151
LG Display Poland Sp. z o.o.		699	27,682	27	—	60,709	—
LG Display Guangzhou Co., Ltd.		29,110	339,859	12,154	—	2,061,443	8,776
LG Display Shenzhen Co., Ltd.		1,773,966	12,647	—	—	—	6
LG Display Yantai Co., Ltd.		48,774	65,206	35,468	—	2,051,296	10,839
LG Display (China) Co., Ltd.		1,226	—	279,937	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte LTD.		1,098,080	3,185	—	—	—	6
L&T Display Technology (Fujian) Limited		513,427	5,977	26	—	—	124
Nanumnuri Co., Ltd.		52	—	—	—	—	9,753
Global OLED Technology LLC		—	—	—	—	—	4,643
LG Display Guangzhou Trading Co., Ltd.		185,211	—	—	—	—	—

	~~W~~	22,052,063	531,304	327,666	—	4,576,536	47,988

20.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361

Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,881	441
NEW OPTICS USA, Inc		—	—	—	—	29,475	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		9	—	49	40,348	—	122
TLI Inc.		—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	69,361	—	4,596
AVATEC Co., Ltd.		—	530	278	—	52,098	1,599
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—
Narenanotech Corporation		3	—	634	20,515	—	534
Glonix Co., Ltd. (*1)		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,464	2,268	—	629
YAS Co., Ltd.		9	—	809	20,324	—	974

	~~W~~	121	25,577	568,091	152,816	87,454	12,823

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,657,871	—	39,791	245,637	—	133,536

20.	Related Parties and Others, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
LG Electronics RUS, LLC		13,017	—	—	—	—	420
LG Electronics do Brasil Ltda.		4,412	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		34	—	—	—	—	24,832
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	14,334
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		94,575	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		237,595	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Others		18	—	3	—	—	5,712

	~~W~~	634,841	—	299,036	40,436	—	71,938

	~~W~~	24,488,021	556,881	1,234,584	438,889	4,663,990	266,646

(*1)	Represents transactions occurred prior to disposal of the entire investments in Glonix Co., Ltd.

20.	Related Parties and Others, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Subsidiaries
LG Display America, Inc.	~~W~~	1,931,420	1,476,329	—	—
LG Display Japan Co., Ltd.		254,322	139,273	—	—
LG Display Germany GmbH		606,323	477,752	477	9,862
LG Display Taiwan Co., Ltd.		589,400	659,464	—	37
LG Display Nanjing Co., Ltd.		19,610	248	40,201	37,460
LG Display Shanghai Co., Ltd.		317,386	231,673	3	73
LG Display Poland Sp.zo.o.		1,775	192	6,972	9,612
LG Display Guangzhou Co., Ltd.		141,946	323,252	259,962	446,336
LG Display Shenzhen Co., Ltd.		244,500	227,966	6	2
LG Display Yantai Co., Ltd.		68,405	62,000	455,597	623,523
LG Display (China) Co., Ltd		2,793	4,133	51,389	23,459
LG Display Singapore Pte. Ltd.		286,265	79,360	1	—
L&T Display Technology (Fujian) Limited		83,074	91,155	211,092	206,706
Nanumnuri Co., Ltd.		—	—	1,538	1,299
Global OLED Technology LLC		—	—	—	2,924
Suzhou Lehui Display Co., Ltd.		31,445	—	37,593	—
LG Display Guangzhou Trading Co., Ltd.		110,817	93,775	—	—

	~~W~~	4,689,481	3,866,572	1,064,831	1,361,293

20.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	—	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1,000	—	8,616	8,584
NEW OPTICS USA, Inc.		—	—	—	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		833	956	6,436	6,349
TLI Inc.		—	—	—	15,232
AVACO Co., Ltd.		—	—	—	8,283
AVATEC Co., Ltd.		—	—	5,190	5,493
Paju Electric Glass Co., Ltd.		—	—	71,685	68,066
Narenanotech Corporation		300	283	2,812	2,161
ADP System Co., Ltd.		—	—	—	482
YAS Co., Ltd.		833	956	3,531	5,248

	~~W~~	2,966	2,195	98,270	125,211

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	355,826	404,807	153,195	117,428

20.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	1,070	311	47,286	66,177
LG Hitachi Water Solutions Co., Ltd.		—	—	100,193	11,603
Inspur LG Digital Mobile Communication Co., Ltd		46,091	38,669	5	—
LG Electronics India Pvt. Ltd.		4,651	12,736	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		35,121	20,296	—	—
LG Electronics Reynosa S.A. DE C.V		10,292	—	259	—
LG Electronics S.A. (Pty) Ltd		5,941	1,406	3	—
Qingdao LG Inspur Digital Communication Co., Ltd.		5,016	21,472	—	—
Others		9,301	4,357	5,824	4,182

	~~W~~	117,483	99,247	153,570	81,962

	~~W~~	5,165,756	4,387,478	1,469,866	1,686,076

20.	Related Parties and Others, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*)
Associates	January 1, 2015		Increase	Decrease	December 31, 2015
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)	~~W~~	—	1,000	—	1,000
Narenanotech Corporation		—	300	—	300
YAS Co., Ltd.		—	1,000	—	1,000

	~~W~~	—	2,300	—	2,300

(*)	Loans are presented based on nominal amounts.

20.	Related Parties and Others, Continued

(f)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2016 and 2015 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	65	901,206	30	98,185
LG Household & Health Care, Ltd.		—	1	—	—
Coca-Cola Beverage Co., Ltd.		—	570	—	62
LG Hausys, Ltd.		1,697	623	—	—
Serveone Co., Ltd.		657	1,037,278	19,626	377,967
Serveone (Nanjing).Co., Ltd.		—	14,017	—	3,183
Silicon Works Co., Ltd.		409	583,508	13	106,313
LG Siltron Incorporated		23	—	2	—
Hi Logistics China Co., Ltd.		—	819	—	131
Hi Logistics Europe B.V.		—	643	—	—
Hi Logistics Co., Ltd.		24	16,356	—	—
LG CNS Co., Ltd.		550	179,326	—	87,574
LG CNS China Inc.		5	1,251	—	72
LG N-Sys Inc.		—	13,618	—	9,259
Everon Co., Ltd.		—	30	—	—
BizTech Partners Co., Ltd.		—	422	—	—
LG Sports Ltd.		—	150	—	165

20.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp.	~~W~~	17,706	9,831	16,951	1,114
LG International (America), Inc.		20,940	48,551	3,587	20,449
LG International (Japan) Ltd.		804	602,292	3,054	121,790
LG International (HongKong) Ltd.		—	157	—	—
LG International (Singapore) Pte., Ltd.		425,025	1,810	31,071	—
LG International (Deutschland) GmbH.		—	8,848	—	4,935
Pantos Logistics Co., Ltd.		20	72,721	—	8,183
Pantos Logistics (China) Co., Ltd.		—	154	—	4
Pantos Logistics (Shanghai) Co., Ltd.		—	16,522	—	1,819
Pantos Logistics (H.K) Co., Ltd.		—	13	—	6
Pantos Logistics Poland Sp. z o.o		—	849	—	110
Pantos Logistics Japan Inc.		—	4	—	—
LG Management Development Institute		—	9,720	3,480	376
G II R Inc.		—	104	—	—
HS Ad Inc.		—	5,219	—	1,465
LG Corp.		—	59,038	7,937	—
Lusem Co., Ltd.		13	2,185	1	309
LG Uplus Corp		129	431	—	22

	~~W~~	468,067	3,588,267	85,752	843,493

20.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2015			December 31, 2015
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	1,308,130	—	119,251
LG Household & Health Care, Ltd.		—	52	—	53
LG Hausys, Ltd.		1,673	2,221	153	159
LG Life Sciences, Ltd.		—	11	—	7
Serveone Co., Ltd.		529	661,563	19,662	149,943
Serveone (Nanjing) Co., Ltd.		—	11,067	—	3,735
Silicon Works Co., Ltd.		—	491,640	—	107,683
LG Siltron Incorporated		22	—	1	—
Hi Logistics Europe B.V.		—	196	—	105
Hi Logistics Co., Ltd.		7	4,612	—	2,552
LG CNS Co., Ltd.		297	187,249	—	94,258
LG CNS China Inc.		—	1,682	—	335
LG CNS America, Inc.		—	70	—	—
LG N-Sys Inc.		—	18,503	—	15,103
Everon Co., Ltd.		—	40	—	4
LG Sports Ltd.		—	150	—	165
LG International Corp.		48	21,133	2,205	1,613
LG International (America), Inc.		28,932	40,733	3,161	4,270
LG International (Japan) Ltd.		—	520,377	—	137,415
LG International (HongKong) Ltd.		—	321	—	—
LG International (Singapore) Pte., Ltd.		690,022	155	133,161	39

20.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2015			December 31, 2015
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International (Deutschland) GmbH.	~~W~~	—	5,289	—	1,741
Pantos Logistics Co., Ltd.		—	26,107	—	5,283
Pantos Logistics (China) Co., Ltd.		—	242	—	9
Pantos Logistics (Shanghai) Co., Ltd.		—	8,288	—	1,892
Pantos Logistics (H.K) Co., Ltd.		—	2	—	—
Pantos Logistics Poland Sp. z o.o		—	443	—	95
Pantos Logistics Mexico, S.A de C.V		—	45	—	23
LG Management Development Institute		—	8,774	3,480	317
G II R Inc.		—	99	—	54
HS Ad Inc.		—	43,801	—	25,447
LG Corp.		—	62,146	4,540	3,487
Lusem Co., Ltd.		66	63,616	60	1,327
LG Uplus Corp		80	854	—	58
LG Toyo Engineering Co., Ltd.		—	709	—	—

	~~W~~	721,676	3,490,320	166,423	676,423

21.	Revenue

Details of revenue for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Sales of goods	~~W~~	24,371,340	25,801,488
Royalties		14,009	18,025
Others		33,946	36,913

	~~W~~	24,419,295	25,856,426

22.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Changes in inventories	~~W~~	143,230	196,462
Purchases of raw materials, merchandise and others		10,345,816	10,780,895
Depreciation and amortization		2,213,259	2,738,157
Outsourcing fees		5,207,463	5,253,977
Labor costs		2,492,498	2,597,149
Supplies and others		888,473	918,331
Utility		715,600	731,867
Fees and commissions		482,598	444,368
Shipping costs		121,842	132,916
Advertising		67,299	265,519
Warranty expenses		130,582	109,678
Travel		64,229	61,188
Taxes and dues		47,341	47,970
Others		834,224	953,363

	~~W~~	23,754,454	25,231,840

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

23.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	~~W~~	182,201	179,686
Expenses related to defined benefit plans		28,821	26,109
Other employee benefits		46,415	44,617
Shipping costs		97,817	106,134
Fees and commissions		123,645	126,900
Depreciation		82,671	80,680
Taxes and dues		3,743	2,935
Advertising		67,299	265,519
Warranty expenses		130,582	109,678
Rent		9,891	9,399
Insurance		6,081	6,099
Travel		16,051	16,701
Training		12,710	13,714
Others		34,988	38,114

	~~W~~	842,915	1,026,285

24.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Salaries and wages	~~W~~	2,045,215	2,114,026
Other employee benefits		303,597	298,768
Contributions to National Pension plan		69,588	66,191
Expenses related to defined benefit plan		220,784	198,765

	~~W~~	2,639,184	2,677,750

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Rental income	~~W~~	3,433	3,436
Foreign currency gain		1,172,207	892,392
Reversal of allowance for doubtful accounts for other receivables		—	98
Gain on disposal of property, plant and equipment		58,142	40,782
Gain on disposal of intangible assets		900	—
Reversal of impairment loss on intangible assets		—	80
Commission earned		1,243	1,304
Others		18,449	14,912

	~~W~~	1,254,374	953,004

(b)	Details of other non-operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Foreign currency loss	~~W~~	1,002,187	843,206
Other bad debt expense		369	—
Loss on disposal of property, plant and equipment		6,428	3,873
Loss on disposal of intangible assets		75	18
Impairment loss on property, plant and equipment		—	423
Impairment loss on intangible assets		138	239
Donations		22,047	14,016
Expenses related to legal proceedings or claims and others		15,240	127,701

	~~W~~	1,046,484	989,476

26.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance income
Interest income	~~W~~	27,371	36,583
Dividend income		409,798	556,881
Foreign currency gain		7,443	7,971
Gain on disposal of investments		13,221	4,938
Reversal of impairment loss on investments		—	24,550
Gain on transaction of derivatives		4,427	602
Gain on valuation of derivatives		244	—

	~~W~~	462,504	631,525

Finance costs
Interest expense	~~W~~	84,128	103,661
Foreign currency loss		51,320	47,714
Loss on impairment of investments		1,632	32,186
Loss on sale of trade accounts and notes receivable		4	—
Loss on valuation of Financial asset at fair value through profit or loss		118	—
Loss on impairment of available-for-sale financial assets		3,757	—
Loss on transaction of derivatives		334	722
Loss on valuation of derivatives		472	—

	~~W~~	141,765	184,283

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	(288)
Tax effect		19	70

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(58)	(218)

27.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015

Current tax expense
Current year	~~W~~	190,371	74,206
Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	7,640	129,407
Change in unrecognized deferred tax assets		72,678	9,804

		80,318	139,211

Income tax expense	~~W~~	270,689	213,417

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016				2015
	Before tax		Tax benefit (expense)	Net of tax	Before tax	Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(77)	19	(58)	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		155,346	(37,594)	117,752	(110,257)	26,682	(83,575)

	~~W~~	155,269	(37,575)	117,694	(110,545)	26,752	(83,793)

27.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)	2016			2015
Profit for the year	~~W~~		967,078		968,209
Income tax expense			270,689		213,417

Profit before income tax			1,237,767		1,181,626

Income tax expense using the Company’s statutory tax rate		24.20%	299,539	24.20%	285,953
Non-deductible expenses		2.64%	32,715	2.69%	31,732
Tax credits		(10.34%)	(127,948)	(9.36%)	(110,575)
Change in unrecognized deferred tax assets		5.87%	72,678	0.83%	9,804
Others		(0.51%)	(6,295)	(0.30%)	(3,497)

Actual income tax expense	~~W~~		270,689		213,417

Actual effective tax rate			21.87%		18.06%

28.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2016, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~210,319 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

28.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2016, the Company recognized deferred tax assets of ~~W~~287,400 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2017		December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021
Tax credit carryforwards	~~W~~	14,074	35,500	—	—	58,391

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2016		December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,190)	(2,388)	(1,190)	(2,388)
Inventories, net		32,150	43,170	—	—	32,150	43,170
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		10,817	58,962	—	—	10,817	58,962
Accrued expenses		119,952	120,359	—	—	119,952	120,359
Property, plant and equipment		177,833	137,393	—	—	177,833	137,393
Intangible assets		744	817	—	—	744	817
Provisions		15,051	14,152	—	—	15,051	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		10,845	14,032	—	—	10,845	14,032
Tax credit carryforwards		287,400	385,017	—	—	287,400	385,017

Deferred tax assets (liabilities)	~~W~~	654,803	773,913	(1,190)	(2,407)	653,613	771,506

28.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	January 1, 2015		Profit or loss	Other comprehensive income	December 31, 2015	Profit or loss	Other comprehensive income	December 31, 2016
Other accounts receivable, net	~~W~~	(3,440)	1,052	—	(2,388)	1,198	—	(1,190)
Inventories, net		44,543	(1,373)	—	43,170	(11,020)	—	32,150
Available-for-sale financial assets		(88)	(1)	70	(19)	—	19	—
Defined benefit liabilities, net		112,213	(79,933)	26,682	58,962	(10,551)	(37,594)	10,817
Accrued expenses		173,635	(53,276)	—	120,359	(407)	—	119,952
Property, plant and equipment		129,370	8,023	—	137,393	40,440	—	177,833
Intangible assets		1,423	(606)	—	817	(73)	—	744
Provisions		12,710	1,442	—	14,152	899	—	15,051
Gain or loss on foreign currency translation, net		168	(157)	—	11	—	—	11
Others		16,326	(2,294)	—	14,032	(3,187)	—	10,845
Tax credit carryforwards		397,105	(12,088)	—	385,017	(97,617)	—	287,400

Deferred tax assets (liabilities)	~~W~~	883,965	(139,211)	26,752	771,506	(80,318)	(37,575)	653,613

Statutory tax rate applicable to the Company to calculate tax base and deferred tax expense is 24.2% as of December 31, 2016.

29.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(In won and No. of shares)	2016		2015

Profit for the period	~~W~~	967,077,258,240	968,208,835,992
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	2,703	2,706

For the years ended December 31, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2016 and 2015 are not calculated since there was no potential common stock.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2016 and 2015 is as follows:

(In millions of won)
	2016		2015
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	641,704	204,696

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 31, 2017	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President